FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56 NIRE (State Registry) No. 35.300.089.901

MANAGEMENT'S PROPOSAL AND MANUAL TO ATTEND ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2019.

Sao Paulo (SP, Brazil), March 25, 2019.

	TABLE OF CONTENTS
1.	INTRODUCTION	3

2.	REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS	4

3.	MANAGEMENT'S PROPOSAL	7

(A)	ANNUAL GENERAL MEETING OF SHAREHOLDERS		7

I.	Comments by the Management on the Company's financial condition		7
Annex 3(A)I – Financial Condition of the Company (Section 10 of the Reference Form)			7

II.	Allocation of income for the fiscal year ended on December 31, 2018		39
Annex 3(A)II – Result for the fiscal year ended on December 31, 2018 (Annex 9-1-II of ICVM 481/09)			39

III.	Proposed Global Remuneration of Management and Fiscal Council members		45
Annex 3(A)III – Proposed Global Remuneration of Management and Fiscal Council members (Section 13 of the Reference Form)			45

IV.	Investment Plan for fiscal year 2019		75

(B)	EXTRAORDINARY GENERAL MEETING		76

I.	Rectification and ratification of the annual global remuneration of the Company's Board of Executive Officers for fiscal year 2018		76

II.	Proposal to amend the Stock Option Plans and Equity Compensation Plan of the Company		77
Annex 3(B)II(a) – Description of the Stock Option Plan (Appendix 13 of the CVM Standard 481/09)			78
Annex 3(B)II(b) – Description of the Equity Compensation Plan (Appendix 13 of the CVM Standard 481/09)			83
Annex 3(B)II(c) – Final Restated Version of the Stock Option Plan, Containing the Proposed Amendments			88
Annex 3(B)II(d) – Final Restated Version of the Equity Compensation Plan, containing the highlighted Proposed Amendments			96

III.	Proposal to amend Article 4th of the Company's Bylaws and consolidate the Company's Bylaws		103
Annex 3(B)III(a) – Report detailing the origin and justification of the proposed amendment			104
Annex 3(B)III(b) – Restated Bylaws, reflecting the proposed amendment			105

1.             INTRODUCTION

Dear shareholders,

The Management of Companhia Brasileira de Distribuição (hereinafter, the "Company") hereby submits below information on the matters to be resolved by the Management's proposal at the Company's Annual and Extraordinary General Meeting of Shareholders (the "Meetings") to be held on April 25, 2019 at 3.00 p.m., at Avenida Brigadeiro Luís Antonio, No. 3,227, 7th floor, in the City of Sao Paulo, State of Sao Paulo, Brazil, as well as the clarifications necessary for the shareholders to attend such meetings.

The Company prepared this Management's Proposal and Manual to Attend such Meeting (the "Proposal") in compliance with good corporate governance and transparency practices, aiming at guiding and clarifying to all its Shareholders about the matters to be addressed, and also the Company's Investor Relations Board of Executive Officers is fully made available for them to answer any further questions.

At the Annual Shareholders' Meeting, the following matters on the agenda will be resolved:

I.               Review of the accounts as rendered by the Management, as well as examination, discussion and voting of the Company's Management Report and Financial Statements for the fiscal year ended on December 31, 2018;

II.            Proposal for allocation of profit for the fiscal year ended on December 31, 2018;

III.          Determination of the annual global compensation of the members of both the Management and the Fiscal Council of the Company, in case shareholders require the installation of such Council; and

IV.         Proposal of an investment plan for fiscal year 2019;

At the Annual General Meeting of Shareholders, the following matters on the agenda will be resolved:

I.               Rectification and ratification of the annual global remuneration of the Company's Board of Executive Officers for fiscal year 2018;

II.            Proposal to amend the Stock Option Plans and Equity Compensation Plan of the Company; and

III.          Proposal to amend Article 4 of the Company's Bylaws and consolidate the Company's Bylaws.

The Management's proposals on the agendas of such Meetings, as well as the information about each of the topics, are detailed in section 3 of this Proposal.

Sao Paulo (SP, Brazil), March 25, 2018.

The Management
Companhia Brasileira de Distribuição

2.             REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS

Shareholder can attend Meeting whether (a) being personally present at them, (b) by a duly appointed proxy, or (c) by distance votes cast by means of remote ballots through their corresponding custodian agents (if they provide such type of service), or by an appointed bookkeeping agent, or directly to the Company, as shown below:

2.1.       Personal Attendance

Shareholders that are interested in attend in person at the Meeting must send to the Corporate Legal Department at the Company's headquarters, upon delivery receipt, 72 (seventy-two) hours in advance from the date of the corresponding Meeting, a certified copy of the documents (physical copies with notarized signatures) proving the status of Company's shareholder, under article 126, II of Law 6,404/76 accompanied of a certified copy of the following documents:

(a)           For individuals: shareholder's identification document with photo;

(b)          For organizations: (i) restated bylaws or articles of association, in addition to the corporate documents proving that such shareholder is duly represented pursuant to the law; and (ii) identification document with photo of such organizations' legal representative; and

(c)          For investment funds: (i) restated rules of such fund; (ii) the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers/authority of representation; and (iii) identification document with photo of the fund's legal representative.

The Company shall not require the certified translation of documents originally drawn up in Portuguese, French, English or Spanish, or that are submitted accompanied of a translation in those languages; being required in all other cases. The following identification documents will be accepted, provided they bear a photo and are still effective: RG (Brazilian citizen's identification document), RNE (Brazilian identification document for foreigners), CNH (driver's license), passport or officially recognized professional class identification documents (like identification documents for lawyers, engineers, physicians etc.).

It is worth emphasizing that shareholders may attend the Meeting even without having submitted such documents beforehand, being enough for them to provide such documents at the beginning of the Meetings, at the place, date, and time set forth in section 1 of this Proposal, pursuant to article 5, paragraph 2 of CVM (Securities and Exchange Commission) Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481/09").

2.2.       Participation by Proxy

Shareholders that want to be represented by proxy at the Meeting must send to the Corporate Legal Department at the Company's headquarters, upon delivery receipt, 72 (seventy-two) hours prior to the date of such Meetings, a certified copy of the (i) corresponding documents able to prove the status of shareholder of the Company (physical copies with notarized signatures); (ii) documents containing the corresponding powers and authority of representation/proxy (physical copies with notarized signatures); (iii) identification documents of the proxy to attend the Meeting, as well as, in the case of an organization or an investment fund, certified copies of the identification document and minutes of election of the corresponding legal representative(s)'s who had undersigned the power of attorney evidencing the proxy's authority to represent those shareholders (physical copies with notarized signatures); and (iv) the documents referred to in section 2.1 above. The Company does not accept instruments of power of attorney granted by Shareholders by electronic means.

It is worth emphasizing that shareholders may be represented by proxy at the Meeting even without having submitted such documents beforehand, being enough for them to provide such documents at the beginning of the Meetings, at the place, date, and time set forth in section 1 of this Proposal, pursuant to article 5, paragraph 2 of CVM Instruction 481/09.

2.3.       Participation by means of a Distance Voting Ballot

Shareholders who want to exercise their voting right by means of a distance voting ballot, pursuant to CVM Instruction 481/09, must (a) fill in the Distance Voting Ballots related to the Meetings, according to the filling-in instructions contained therein as available in the Company's Investor Relations website (the "Ballots"), and (b) send them (i) directly to the Company; (ii) to the Company's bookkeeping agent, or (iii) to its corresponding custodian agent (if this type of service is provided), observing the following instructions:

I.          Submitting the Voting Ballots directly to the Company: the Shareholder must send to the Corporate Legal Department, at the Company's headquarters, by mail service, the physical and printed form of such Ballots (filled in, initialed and signed, according to the filling-in instructions included therein) accompanied of a certified copy of the documents listed hereinabove in section 2.1; or

II.       Submitting the voting Ballots to the Company's Bookkeeping Agent or Custodian Agent: Shareholders holding shares issued by the Company deposited in a central securities depository may transmit their voting instructions to fill in the Ballots, through their corresponding custody agents, if they provide such kind of service. Shareholders who do not have their shares deposited with a central depository may transmit their voting instructions to the Company's bookkeeping agent, Itaú Corretora de Valores S.A., a financial entity contracted by the Company to provide securities bookkeeping services, through channels available. The delivery of such Ballots will be subject to the rules, guidelines and deadlines set by each custodian or by Itaú, as the case may be. For that purpose, every Shareholder should contact them and verify the procedures, documents and information provided for by them to issue voting instructions through Ballots.

In all cases, for such Ballots to produce valid effect, April 18, 2019 (that is, up to seven (7) days before the date of the Meetings, pursuant to Article 21-B of CVM Instruction 481/209) shall be the last day allowed for such Ballots to be received through one of the forms pointed out hereinabove, and not the last day for sending them. If the Ballots are received after April 18, 2019, such votes will not be counted.

2.3.1. Establishing the Fiscal Council

It is worth highlighting that the establishment of the Fiscal Council, which will be included in the Ballot referring to the Annual General Meeting, is not included in this Proposal, as it was included in the Ballot due to a regulatory requirement.

In this sense, the Management hereby clarifies that, under the terms of its Bylaws, the Company already has a Statutory Audit Committee the members of which are appointed by the Board of Directors - consisting of independent members of the Board and external ones - and that is complies with (i) the mandatory requirements set forth in CVM Instruction No. 308 of May 14, 1999 and (ii) the regulatory requirements set forth by the Securities and Exchange Commission (SEC), considering that the Company has shares admitted and listed on the New York Stock Exchange - NYSE (ADR Level III) in the United States since May 29, 1997.

The Statutory Audit Committee has the legal authorities of the Fiscal Council, including those ones required by the Sarbanes-Oxley Act, in line with the requirements of the companies listed on NYSE.

3.             MANAGEMENT'S PROPOSAL

The Company's Management hereby submits to the Meeting the following proposals.

(A)         ANNUAL GENERAL MEETING OF SHAREHOLDERS

I.              COMMENTS BY THE MANAGEMENT ON THE COMPANY'S FINANCIAL CONDITION

The Management proposes that the Management's accounts, the Management Report, the Financial Statements, and the Independent Auditors' Report for the fiscal year ended on December 31, 2018 be approved, which counted on a favorable opinion by the Company's Audit Committee, as (a) disclosed on February 20, 2019 and February 21, 2019, respectively, on the Company's Investor Relations page and on the websites of the Brazilian Securities and Exchange Commission ("CVM") and B3 S.A. – Brasil, Bolsa, Balcão, and (b) published on February 26, 2019 in the "Official Gazette of the State of São Paulo" and "Folha de S. Paulo" newspapers.

Pursuant to article 9, section III, of CVM Instruction 481/09, the information set out below is set forth in section 10 of the Reference Form, pursuant to section 10 of Appendix 24 of CVM Standard 480, of December 7, 2009, as amended ("CVM Instruction 480/09"), reflect the Management's comments on the Company's financial condition:

Annex 3 (A) I

Financial Condition of the Company

(Section 10 of the Reference Form)

10.1     General financial and equity conditions

Introduction

The following comments should be considered together with our individual and consolidated financial statements for the year ended December 31, 2018, issued on February 20, 2019, including Notes to the financial statements, as well as other financial information contained herein.

In the consolidated financial statements of Companhia Brasileira de Distribuição (“GPA” or “Company”) of December 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are being treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2016, as defined in CPC31, approved by CVM Resolution 598/09 - Sale of non- current assets and discontinued operations, equivalent to IFRS 5. Consequently, the following comments do not include the performance of Via Varejo.

(a)           general financial and equity conditions

The year 2018 brought excellent results for GPA, with important market share gains and consistent results for the businesses of the Group. The accelerated store expansion at Assaí in recent years drove strong sales and substantial net income growth. Multivarejo registered a sequential improvement in sales, accompanied by higher profitability. Our multi-channel, multi- format and multi-region portfolio, combined with the optimization of our store portfolio through conversions, renovations and new concepts, has ensured a better offering of products and services for our customers, further empowering their power of choice. The Company also advanced in the digital transformation of our businesses, reinforcing GPA’s pioneering role in fronts such as food e-commerce and loyalty programs, which ensure greater efficiency in our search for new revenue streams.

In 2018:

•         Gross sales came to R$ 53.6 billion, increasing 10.7% compared to 2017, with market share gains in Multivarejo and Assaí.

•         EBITDA adjusted by “Other Operating Income and Expenses” and excluding non- recurring effects came to R$ 2.801 billion, improving 27.8% from 2017. At GPA Food, EBITDA was R$ 2.846 billion, advancing 22.3% on 2017, with margin of 5.8% (vs. 5.2% in 2017), due to:

✓  Multivarejo: Adjusted EBITDA was R$ 1.467 billion with margin of 5.5% in 2018, expanding 50 bps compared to 2017, basically due to the reduction in personnel expenses as a result of the operational efficiency program and the labor reform, as well as strict control over general expenses;

✓  Assaí: Adjusted EBITDA grew 34.1% to R$ 1.379 billion, with margin of 6.0% (+40 bps from 2017), above the guidance for 2018, due to the quicker maturation of the stores opened in recent years.

•         The financial result was negative at R$ 474 million, accounting for 1.0% of net revenue, advancing 60 bps from the previous year;

•         Consolidated net income attributable to controlling shareholders was R$ 1.2 billion, increasing 106% from 2017, with margin of 2.4%. Net income attributable to the controlling shareholders of GPA Food was R$ 1.3 billion, while net margin doubled to 2.6% (vs. 1.3% in 2017).

•         Solid financial structure due to the low leverage maintained, which reached -0.32 times EBITDA;

•         Shareholders’ equity amounted to R$ 13.939 billion, increasing R$ 897 million. For more information, see item 10.1.h.

(b)           capital structure and eventual redemption of shares

GPA CONSOLIDATED

(R$ million)	12.31.2018	AV	12.31.2017	AV	12.31.2016	AV
Liabilities (Current and Non-Current)	38,910	73.6%	34,666	72.7%	32,634	72.4%
Total Shareholders' Equity	13,939	26.4%	13,041	27.3%	12,417	27.6%
Total Liabilities and Shareholders' Equity	52,849	100.0%	47,707	100.0%	45,051	100.0%

Above is GPA’s capital structure for the periods mentioned, considering as a percentage of equity, the amount resulting from total consolidated shareholders’ equity divided by total liabilities (current and non-current) and shareholders’ equity, and as a percentage of debt capital, the amount resulting from the sum of current and noncurrent liabilities divided by total liabilities (current and non-current) and shareholders' equity:

Debt

	GPA Consolidated
(R$ million)	12.31.2018	12.31.2017	12.31.2016
Short Term Debt	(1,973)	(1,250)	(2,957)
Loans and Financing	(905)	(770)	(2,389)
Debentures and Promissory Notes	(1,068)	(481)	(568)
Long Term Debt	(3,465)	(3,309)	(2,912)
Loans and Financing	(387)	(775)	(1,008)
Debentures	(3,078)	(2,534)	(1,904)
Total Gross Debt	(5,438)	(4,559)	(5,869)
Cash and Financial investments	4,369	3,792	5,112
Net Debt	(1,069)	(767)	(757)
EBITDA(1)	3,066	2,315	1,580
Net Debt / EBITDA(1)	-0.35x	-0.33x	-0.48x
On balance Credit Card Receivables not discounted	96	402	235
Net Debt incl. Credit Card Receivables not discounted	(973)	(366)	(522)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-0.32x	-0.16x	-0.33x

The Company ended 2018 with a low level of leverage, with net debt/EBITDA ratio of -0.32 times, compared to -0.16 times in 2017. Net debt, adjusted by the balance of receivables not sold, totaled R$ 973 million in December 2018.

Cash position and receivables not sold totaled R$ 4.4 billion and R$ 96 million respectively, amounting to R$ 4.5 billion in cash and cash equivalents, in addition to approximately R$ 1.8 billion in pre-approved/confirmed credit lines.

Gross debt increased R$ 879 million to R$ 5.438 billion in the period. Of this total, around R$

2.0 billion refers to the issue of debentures at a coupon of 104.75% of the CDI rate  and maturing in 2021 (15th issue) and and two series referring the 16th issue, which the 1st at a coupon of 106.0% of the CDI maturing in 2021 and the second at a coupon of 107.4% of the CDI maturing in 2022.

Early redemption is allowed only in accordance with the terms of the indenture.

(c)           ability to pay financial commitments

The Management believes that the cash flow and the funds currently available fully ensure the GPA to pay all its short- and long-term financial commitments.

(d)           sources of financing for working capital and investments in non-current assets utilized by GPA

The Company raised funds in 2018, 2017 and 2016 through: (A) financial agreements that represent: (i) Brazilian reais denominated loans with obligation to payment principal and DI (interbank deposit)-pegged interest rates; (ii) foreign currency-denominated loans, which are immediately and fully “swapped,” with Brazilian reais denominated payment obligations with DI-pegged interest rates, through swap operations; and (B) funding on capital markets, through the issue of debentures, promissory notes and agribusiness receivables certificates; (C) cash generation through its operations; and (D) anticipation of receivables.

In 2018, 2017 and 2016, we had no difficulties in obtaining loans or refinancing its current debt.

(e)           sources of financing for working capital and investments in non-current assets that GPA plans to utilize to cover liquidity deficiencies

In the opinion of the magement, the funding sources used in the fiscal years ended December 31, 2018, 2017 and 2016 are adequate, and will continue to be used by GPA as sources of financing, if necessary.

(f)           debt levels and debt characteristics, as well as if the issuer has complied with these restrictions

i.                    Relevant loans and financing agreements

The tables below present the GPA’s debt with financial institutions and the funding transactions performed on capital markets on December 31, 2018, 2017 and 2016. Debt breakdown, including: (i) loans and financing; and (ii) debentures.

In R$ million:

	Consolidated

	Weighted	12.31.2018	12.31.2017	12.31.2016
	Average rate
Debentures
Debentures, CRA andpromissory note	101.22% of CDI	4,146	3,015	2,472
		4,146	3,015	2,472
Loans and Financing
Local currency
a. BNDES	3.91% per year	37	45	51
Working Capital	94.94% of CDI	238	285	1,302
Working Capital	TR+ 9.80% per year	112	125	135
Financial lease		152	195	215
SWAP contract	101.44% of CDI	(11)	(19)	(10)
Borrowing cost		(3)	(4)	(6)
		525	627	1,687
Foreign currency
Working Capital	USD + 3.26% per year	843	664	1,361
Working Capital		-	200	172
SWAP contract	102.59% of CDI	(76)	55	177
Borrowing cost		-	(1)	-
		767	918	1,710
Total Debt		5,438	4,560	5,869

The assets and liabilities of Via Varejo now presented net in the line "assets held for sale" and "liabilities related to assets held for sale”.

Maturity schedule of loans and financing, including derivatives in the assets and long term liabilities.

Year	Consolidated
From 1 to 2 years	1,306
From 2 to 3 years	1,559
From 3 to 4 years	528
From 4 to 5 years	24
After 5 years	52
Subtotal	3,469

Borrowing costs	(4)
Total	3,465

Financing of working capital, swap and direct consumer credit - CDCI

Financing of working capital

GPA and its subsidiaries raise loans and financing with major financial institutions to meet cash needs for investments.

GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio (debt less cash and cash equivalents and accounts receivable) lower than or equal to 3.25. On December 31, 2018, GPA complied with these ratios.

Swap contracts

In terms of foreign currency, GPA contracts swap operations to exchange liabilities denominated in U.S. dollar or other foreign currency and fixed interest rates for Real pegged to CDI floating interest rates. The average annual CDI rate was 6.42% in 2018 (9.93% in 2017 and 14% in 2016).

Debentures, promissory note and agribusiness receivables certificates

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. On December 31, 2018, GPA complied with these ratios.

In R$ million:

				Date				Consolidated
	Type	Issue Amount	Outstanding debentures	Issue	Maturity	Annual financial changes	Unit price	12.31.2018	12.31.2017

12th issue of Debentures - CBD	No preference	900	-	09.17.2014	09.12.2019	107.00% of CDI	-	-	921
13th issue of Debentures - CBD and CRA	No preference	1,012	1,012,500	12.20.2016	12.20.2019	97.50% of CDI	1,001	1,014	1,014
14th issue of Debentures - CBD	No preference	1,080	1,080,000	04.17.2017	04.13.2020	96.00% of CDI	1,013	1,094	1,096
15th issue of Debentures - CBD	No preference	800	800,000	01.17.2018	01.15.2021	104.75% of CDI	1,030	824	-
16th issue of Debentures - CBD - 1st series	No preference	700	700,000	09.11.2018	09.10.2021	106.00% of CDI	1,020	714	-
16th issue of Debentures - CBD - 2nd series	No preference	500	500,000	09.11.2018	09.12.2022	107.40% of CDI	1,020	510	-

Borrowing cost								(10)	(16)
Control/ Consolidated - short andlong term								4,146	3,015

Current Liabilities								1,068	481
Long-term Liabilities								3,078	2,534

Finance Lease Obligations

Finance lease agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. The leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company and its subsidiaries will obtain title at the end of the lease term, the asset is depreciated over its estimated useful life or lease term, whichever is lower.The capitalization of improvements and reforms made in stores is also considered.

The total amount recorded from lease agreements classified as financial lease are listed below:

		Consolidated
	12.31.2018	12.31.2017	21.31.2016
Financial lease liability - minimum lease payments
Up to 1 year	35	51	41
1-5 years	92	117	144
Over 5 years	25	27	30
Present value of financial lease agreements	152	195	215
Future financing lease agreements	172	185	207

Gross amount financial lease agreements	324	380	422

ii.                    Other long-term relations with financial institutions

Currently, GPA has no relevant long-term relations with financial institutions referring to the fiscal years ended December 31, 2018, 2017 and 2016, in addition to those already described in item 10.1 (f) of this Reference Form.

iii.                  Level of subordination in Company’s debt

The Management informs that the level of subordination in GPA’s debt is determined in accordance with the provisions set forth by the legislation in force.

iv.                     Possible restrictions imposed on indebtedness limits and new debt contracting, the distribution of dividends, the sale of assets, the issue of new securities and the sale of controlling interest, as well as if the issuer has complied with these restrictions

Debentures

GPA issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and finance investments. The debentures issued are not convertible into shares, are subject to the rollover clause and hold no guarantee.

These debentures are amortized upon payment exclusively on maturity with semiannual interest payments (13th, 14th, 15th and 16th issues of CBD). The 13th and 14th issues  give debentureholders the right to early redemption at any time, the 15th issue as from December 15, 2018, and the 16th issue as from December 10, 2018, both in accordance with the conditions established in the indenture.

On April 17, 2017, CBD performed the 14th issuance of simple  debentures, non-convertible into shares, unsecured, in a single serie, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 7th series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources were used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein in natura directly from rural producers and cooperatives.

The amount of R$ 1,080 maturing on April 13, 2020, with interest of 96% of the CDI to be semiannually paid.

On January 17, 2018, CBD held the 15th issue of simple, non-convertible unsecured debentures, in a single series. The funds raised are allocated to strengthen the company’s working capital and lengthen its debt profile. The funds raised totaled R$ 800 million, maturing on January 15, 2021, with interest of 104.75% of the CDI and half-yearly payment.

On September 11, 2018, CBD carried out its 16th issue of simple, non-convertible unsecured debentures in two series. The funds raised are allocated to strengthen the company’s working capital and lengthen its debt profile. The total amount raised was R$ 1,200 million, with the 1st series maturing on September 10, 2021 and the 2nd series maturing on September 10, 2022, paying interest of 106.00% of the CDI for the 1st series and 107.40% for the 2nd series, with half-yearly payment.

Other covenants

Some loans agreements and financing instruments entered into by CBD and its subsidiaries envisage early maturity of the debt in the event of transfer of control, including:

•         loan and financing agreements in domestic and foreign currencies;

•         indenture of issue of debentures of CBD;

•         machinery and equipment financing agreements (FINAME);

•         Contract of Adhesion to System of Protection Against Financial Risks – Derivatives (swap, forwards and options).

The provisions applicable to BNDES contracts also forbid any changes in the effective control, whether direct or indirect, without prior express authorization from BNDES.

(g)           limits of the financing already contracted, percentages already used

Though the Company does not have any fixed financing agreement contracted, on December 31, 2018, it had loan agreements amounting to R$ 1.800 billion.

As mentioned in the financial statements disclosed by the Company in 2018, the agreements were entered into as per market practices and are valid through 2020.

(h)           relevant changes in each item of the financial statements

There are no items that significantly altered the financial statements for 2016, 2017 and 2018, except for the effects of applying CPC 31 / IFRS 5 - Non-current assets held for sale and discontinued operation, CPC 47 / IFRS 15 – Revenue from contracts with clients, and CPC 48 / IFRS 9 – Financial Instruments.

In 2018, the Company actively worked to sell Via Varejo to potential strategic investors, but the sale was not concluded until December 31, 2018 due to external factors beyond the Company’s control, which include the macroeconomic scenario. The Board of Directors broadened the alternatives of sale by determining that it should be concluded by December 31, 2019, including the possibility of selling a stake through stock market operations. In November 2018, the process of migrating the Via Varejo shares to the Novo Mercado segment of B3 was completed. In this new context, at the same meeting, the Board of Directors authorized the sale of 50,000,000 common shares of Via Varejo, corresponding to 3.86% of its capital, through a  Total Return Swap (TRS) transaction with a top tier financial institution (note 17.10 of Individual and Consolidated Financial Statements for the Year Ended December 31, 2018 and Independent Auditor’s Report), by which the shares were sold in daily transactions carried out by the bank. The operation does not entail any change in the control or administrative structure of Via Varejo, The agreement will expire on April 30, 2019. As such, since the sale of the Company’s investment in Via Varejo in 2019 is highly probable, the operations of the subsidiary will be presented as discontinued operations, as required by CPC 31 – Non-current assets held for sale and discontinued operations (IFRS 5).The disclosure of the net income of Via Varejo is included in a single line in the income statement, after taxes and the balances of assets and liabilities as held for sale and discontinued operations.

The effect of assets and liabilities available held for sale on December 31, 2018 was R$ 24.443 billion (R$ 22.775 billion on December 31, 2017) and R$ 19.412 billion (R$ 17.824 billion on December 31, 2017), respectively. The effect of the result from discontinued operations was a loss of R$ 74 million on December 31, 2018 (gain of R$ 356 million on December 31, 2017).

The Company adopted retroactively CPC 47 / IFRS 15 Revenue from Contracts with Customers and CPC 48 /IFRS 9 Financial Instruments as of January 1, 2016, with impacts on the statements of income for the fiscal years ended December 31, 2016 and 2017, balance sheets, statements of cash flow and statement of value added. The effects on December 31, 2017 are R$ 54 million in net income and R$ 250 in shareholders 'equity, and on December 31, 2016, R$ 69 million in net income and R$ 180 in shareholders' equity. In addition to a reclassification for purposes of CPC 47 increasing the cost of goods sold and reducing sales and administrative expenses by R$ 285 million in 2017 and R$ 279 million in 2016.

Income Statement

Fiscal Years Ended December 31, 2018, 2017 and 2016

	GPA Consolidated

Income Statement - Consolidated	12M18	AH 2018 x 2017	12M17	AH 2017 x 2016	12M16
R$ - Million
Gross Sales Revenue	53,615	10.7%	48,439	7.7%	44,969
Net Sales Revenue	49,388	10.7%	44,634	7.7%	41,454
Cost of Goods Sold	(37,785)	12.5%	(33,592)	6.3%	(31,599)
Depreciation (Logistic)	(49)	-9.3%	(54)	-1.8%	(55)
Gross Profit	11,554	5.2%	10,988	12.1%	9,800
Selling Expenses	(7,297)	3.8%	(7,027)	3.6%	(6,781)
General and Administrative Expenses	(1,057)	2.4%	(1,032)	8.9%	(948)
Equity Income	33	-137.1%	(89)	-523.8%	21
Other Operating Income (Expenses)	(216)	-62.7%	(579)	2.1%	(567)
Total Operating Expenses	(8,537)	-2.2%	(8,727)	5.5%	(8,275)
Depreciation and Amortization	(840)	7.8%	(779)	10.2%	(707)
Earnings before interest and Taxes - EBIT	2,177	46.9%	1,482	81.2%	818
Financial Income	231	27.6%	181	-21.6%	231
Financial Expenses	(705)	-22.6%	(911)	-19.7%	(1,134)
Net Financial Income (Expenses)	(474)	-35.1%	(730)	-19.2%	(903)
Income Before Income Tax	1,703	126.5%	752	-984.7%	(85)
Income Tax	(449)	51.2%	(297)	1137.5%	(24)
Net income (loss) from continuing operations	1,254	175.6%	455	-517.4%	(109)
Net income (loss) from discontinued operations	(74)	-120.8%	356	-134.4%	(1,036)
Net Income - Company	1,180	45.5%	811	-170.8%	(1,145)
Minority Interest - Noncontrolling	(13)	-105.6%	231	-137.7%	(612)
Net Income - Controlling Shareholders(1)	1,193	105.7%	580	-208.8%	(533)
EBITDA - Earnings before depreciation, amort., interest and Taxes	3,066	32.4%	2,315	46.5%	1,580

% Net SalesRevenue

Gross Profit	23.4%	-1.2 p.p.	24.6%	1.0 p.p.	23.6%
Selling Expenses	14.8%	-0.9 p.p.	15.7%	-0.7 p.p.	16.4%
General and Administrative Expenses	2.1%	-0.2 p.p.	2.3%	0.0 p.p.	2.3%
Equity Income	0.1%	0.3 p.p.	-0.2%	-0.3 p.p.	0.1%
Other Operating Income (Expenses)	0.4%	-0.9 p.p.	1.3%	-0.1 p.p.	1.4%
Total Operating Expenses	17.3%	-2.3 p.p.	19.6%	-0.4 p.p.	20.0%
Depreciation	1.7%	0.0 p.p.	1.7%	0.0 p.p.	1.7%
EBIT	4.4%	1.1 p.p.	3.3%	1.3 p.p.	2.0%
Net Financial Income (Expenses)	1.0%	-0.6 p.p.	1.6%	-0.6 p.p.	2.2%
Income Before Income Tax	3.4%	1.7 p.p.	1.7%	1.9 p.p.	-0.2%
Income Tax	0.9%	0.2 p.p.	0.7%	0.6 p.p.	0.1%
Net Income - Company	2.4%	0.6 p.p.	1.8%	4.6 p.p.	-2.8%
Minority Interest - noncontrolling	0.0%	-0.5 p.p.	0.5%	2.0 p.p.	-1.5%
Net Income - Controlling Shareholders	2.4%	1.1 p.p.	1.3%	2.6 p.p.	-1.3%
EBITDA	6.2%	1.0 p.p.	5.2%	1.4 p.p.	3.8%

HR = Horizontal Review

(1) Sums and percentages may present discrepancies due to rounding

Adjusted EBITDA excluding non recurring effects
Earnings before depreciation, amort., Interest and Taxes - EBITDA	3,066	32.4%	2,315	46.5%	1,580
Other Operating Income (Expenses)	(216)	-62.7%	(579)	2.1%	(567)
Non recurring effects on gross margin	481	-31.6%	703	n.a.	-
Adjusted EBITDA Excl. non recurring effects	2,801	27.8%	2,191	2.0%	2,147

Comments on variations between December 31, 2018 and December 31, 2017

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ

Gross Revenue	53,616	48,440	10.7%	53,616	48,440	10.7%	28,693	28,370	1.1%	24,923	20,070	24.2%
Net Revenue Ex. tax credits(*)	49,388	44,634	10.7%	49,388	44,634	10.7%	26,489	26,195	1.1%	22,899	18,440	24.2%
Gross Profit	11,554	10,989	5.1%	11,554	10,989	5.1%	7,390	8,037	-8.1%	4,164	2,952	41.0%
GrossMargin	23.4%	24.6%	-120 bps	23.4%	24.6%	-120 bps	27.9%	30.7%	-280 bps	18.2%	16.0%	220 bps
Selling, General and Adm. Expenses	(8,354)	(8,061)	3.6%	(8,354)	(8,061)	3.6%	(5,996)	(6,132)	-2.2%	(2,358)	(1,929)	22.2%
% ofNet Revenue	16.9%	18.1%	-120 bps	16.9%	18.1%	-120 bps	22.6%	23.4%	-80 bps	10.3%	10.5%	-20 bps
EBITDA (2)	3,066	2,314	32.5%	3,112	2,451	27.0%	1,304	1,448	-9.9%	1,808	1,003	80.3%
EBITDAMargin	6.2%	5.2%	100 bps	6.3%	5.5%	80 bps	4.9%	5.5%	-60 bps	7.9%	5.4%	250 bps
Adjusted EBITDA(2)(3)	3,282	2,894	13.4%	3,327	3,030	9.8%	1,512	2,001	-24.5%	1,815	1,029	76.4%
AdjustedEBITDAMargin	6.6%	6.5%	10 bps	6.7%	6.8%	-10 bps	5.7%	7.6%	-190 bps	7.9%	5.6%	230 bps
Net Financial Revenue (Expenses)	(474)	(730)	-35.0%	(474)	(730)	-35.0%	(429)	(682)	-37.1%	(46)	(48)	-5.2%
% of Net Revenue	1.0%	1.6%	-60 bps	1.0%	1.6%	-60 bps	1.6%	2.6%	-100 bps	0.2%	0.3%	-10 bps
Net Income - Controlling Shareholders -continuing operations	1,254	454	176.3%	1,300	591	120.1%	246	51	385.5%	1,054	540	95.2%
Net Margin- continuingoperations	2.5%	1.0%	150 bps	2.6%	1.3%	130 bps	0.9%	0.2%	70 bps	4.6%	2.9%	170 bps
Net Income (Loss) -continuing and discontinued operations	1,193	579	106.0%	1,271	558	127.7%	217	18 1090.0%		1,054	540	95.2%
Net margin-continuing and discontinued operations	2.4%	1.3%	110 bps	2.6%	1.3%	130 bps	0.8%	0.1%	70 bps	4.6%	2.9%	170 bps

Gross Profit and Adjusted Ebitda excluding non recurring effects (*)
	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ	2018	2017	Δ
Gross Profit Excl. non recurring effects(*)	11,073	10,286	7.6%	11,073	10,286	7.6%	7,345	7,334	0.1%	3,728	2,952	26.3%
GrossMarginExcl.non recurringeffects(*)	22.4%	23.0%	-60 bps	22.4%	23.0%	-60 bps	27.7%	28.0%	-30 bps	16.3%	16.0%	30 bps
Adjusted EBITDA Excl. non recurring effects(2)(3)(*)	2,801	2,191	27.8%	2,846	2,327	22.3%	1,467	1,298	13.0%	1,379	1,029	34.1%
Adjusted EBITDA Margin Excl. non recurring effects(*)	5.7%	4.9%	80 bps	5.8%	5.2%	60 bps	5.5%	5.0%	50 bps	6.0%	5.6%	40 bps

(1)   Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales.

(2)   Earnings before interest, tax, depreciation and amortization.

(3)   Adjusted by Other Operating Income and Expenses.

(*) Excluding non-recurring effects. In 4Q18, these effects were R$145 million at Assaí comprising R$78 million in credits related entirely to 9M18 (therefore non-recurring in the quarter and recurring in the year) and R$67 million in credits from periods  prior  to 2018 (non-recurring in the quarter and in the year), which complements the amounts already recorded. In 4Q17, these effects came to R$350 million, of which R$114 million was at Assaí, composed of credits fully related to 9M17 (therefore non-recurring in the quarter and recurring in the year), and R$236 million at Multivarejo, with R$246 million related to tax credits from prior years and -R$10 million related to the impact from inventory write-offs and deductibles related to the fire at the Distribution Center in Osasco in December 2017.

Net sales

GPA’s net sales exclusively from continuing operations increased 10.7% in 2018, from R$ 44.634 billion in 2017 to R$ 49.388 billion in 2018. These sales were generated by GPA Food operations, which consist of Multivarejo and Assaí.

✓  Assaí: the banner contributed significantly, with growth of 24.2% in 2018, leveraged by the expansion plan, totaling 18 openings (16 inaugurations and 2 store conversions).

✓  Multivarejo: net sales increased 1.1% from 2017, driven by (i) the successful initiatives that brought more dynamism and business creativity, (ii) the evolution in the positioning of the banners and (iii) greater penetration of loyalty tools and personalization of “My Discount” and “My Rewards.”

Gross Profit

In 2018, gross profit totaled R$11.554 billion. Excluding non-recurring effects, it came to R$11.073 billion, increasing R$ 787 million (or 7.6%) from December 31, 2017.Gross margin, excluding non-recurring effects, reached 22.4%, 60 bps lower than in 2017. The highlights by business were:

✓ Multivarejo: Gross profit, excluding non-recurring effects, came to R$ 7.3 billion, practically in line with 2017, with gross margin of 27.7% (vs. 28.0% in 2017), reflecting the level of proper competitiveness of the banners, which resulted in the resumption of revenue growth and market share gains.

✓ Assaí: Gross profit excluding non-recurring effects came to R$ 3.7 billion, with margin of 16.3%. The 30 bps increase from 2017 reflects the maturation of the stores resulting from the expansion in recent years, as well as the return of food inflation.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from R$ 8.059 billion in 2017 to R$

8.354 billion in 2018, or 3.7%, significantly lower than the growth in net sales. As a ratio of net sales, these expenses had a greater dilution, decreasing from 18.1% in 2017 to 16.9% in 2018.The highlights by business were:

✓ Multivarejo: Operating expenses were R$ 6.0 billion, down 2.2% from 2017, despite the acceleration of inflation over the year. This reduction was driven mainly by the decrease in personnel expenses, reflecting the operational efficiency program and the labor reforms, as well as strict control of general expenses.

✓ Assaí: Selling, general and administrative expenses as a ratio of revenue came to 10.3%, decreasing 20 bps from 2017, reflecting the faster maturation of stores opened in recent years.

Other Operating Income (Expenses)

In 2018, Other Operating Income and Expenses decreased substantially by 62.7% (or R$ 363 million), for a net expense of R$ 216 million, composed of: (i) tax contingencies related to litigations from prior periods, corresponding to R$ 181 million;(ii) expenses with integration and restructuring, including personnel and other costs related to the closures and conversions of stores / DCs, in the amount of R$ 147 million, and (iii) profit from divestment and write-off of property and equipment, in the amount of R$ 112 million.

Depreciation and Amortization

In 2018, depreciation and amortization amounted to R$ 840 million, up 7.8% from R$ 779 million in 2017. This increase was mainly due to depreciation and amortization of the new investments made in 2018.

Net Financial Result

In 2018, the Company’s financial result was an expense of R$ 474 million, or 1.0% of net sales, improving 60 bps from 2017. This reduction is mainly explained by the lower interest rate in the period (average CDI rate fell from 9.93% in 2017 to 6.5% in 2018), as well as the reduction in the adjustments of contingencies and other financial expenses.

Net Income (Loss)

Net income attributable to controlling shareholders, considering continuing and discontinued operations, totaled R$1.193 billion in 2018, an increase of 105.7% from 2017.Considering the food segment, net income attributable to the controlling shareholders was R$ 1.3 billion, while net margin doubled to 2.6% (vs. 1.3% in 2017).Multivarejo registered solid growth in net income, which reached R$ 218 million. Assaí practically doubled its annual net income, which reached R$ 1.1 billion.

Comments on variations between December 31, 2017 and December 31, 2016

Net sales

In 2017, GPA’s consolidated net sales exclusively from continuing operations increased 7.7%, from R$ 41.454 billion in 2016 to R$ 44.634 billion in 2017. These sales were generated by GPA Food operations, which consist of Multivarejo and Assaí.

✓  Assaí: the banner contributed significantly, with growth of 27.3% in 2017, leveraged by the expansion plan, totaling 20 openings (15 store conversions and 5 inaugurations).

✓  Multivarejo: net sales decreased 2.9% from 2017, impacted by sharp deflation in the period, in addition to the closing of 17 hypermarkets since the beginning of the year, 15 of which were converted into Assaí. This optimization of the store portfolio resulted in a contraction in Multivarejo’s sales area of approximately 5%.

Gross Profit

In 2017, gross profit totaled R$ 10.988 billion, up R$ 1.188 million or 12.1% from December 31, 2016. Gross margin reached 24.6%, increasing 100 bps from 2016. In 2017, non-recurring effects totaled R$ 703 million. Adjusted for these effects, gross profit in 2017 totaled R$10.285 billion, with margin of 21.23%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from R$ 7.729 billion in 2016 to R$

8.059 billion in 2017, or 4.3%, lagging the growth in net sales. As a ratio of net revenue, dilution increased from 18.6% in 2016 to 18.1% in 2017, despite the sharp food deflation that affected net sales, while the other components of expenses continued to be impacted by inflation.

Other Operating Income (Expenses)

In 2017, other Operating Income and Expenses came to an expense of R$ 579 million, up 2.1% from 2016, and were mainly related to the write-off of property and equipment due to: (i) closure of stores and conversion of Extra Hiper stores into Assaí; (ii) write-off of fixed assets related to the Distribution Center in Osasco due to the fire; and (iii) restructuring expenses due to measures adopted by the Company to adjust its structure of expenses, comprising all operating and administrative areas.

Depreciation and Amortization

Depreciation and amortization amounted to R$ 779 million in 2017, up 10.2% from R$ 707 million in 2016. This increase was mainly due to depreciation and amortization of the new investments made in 2017.

Net Financial Result

In 2017, the net financial result was an expense of R$ 730 million, down 19.2% from 2016. The ratio of net financial result to net revenue decreased from 2.2% in 2016 to 1.6% in 2017, or 60 bps, chiefly due to the lower cost of gross debt by around R$ 200 million on the decline in the average CDI rate from 14.0% in 2016 to 9.93% in 2017. In general, all the components of the financial result remained stable as a percentage of net sales compared to the same period the previous year.

Net Income (Loss)

Net income attributable to controlling shareholders, considering continuing and discontinued operations, came to R$ 580 million in 2017 reversing the net loss of R$ 533 million in 2016.

Balance Sheet

Fiscal Years Ended December 31, 2018, 2017 and 2016

Balance Sheet – Consolidated Assets

ASSETS

	GPA CONSOLIDATED
			AH 2018 x			AH 2017 x
(R$ million)	31.12.2018	AV	2017	31.12.2017	AV	2016	31.12.2016	VA

CurrentAssets	36,304	68.7%	10.0%	33,016	69.2%	4.9%	31,486	69.9%
Cash and Cash Equivalents	4,369	8.3%	15.2%	3,792	7.9%	-25.8%	5,112	11.3%
Accounts Receivable	384	0.7%	-37.9%	618	1.3%	15.5%	535	1.2%
Inventories	5,909	11.2%	22.5%	4,822	10.1%	3.9%	4,641	10.3%
Recoverable Taxes	679	1.3%	13.9%	596	1.2%	-11.6%	674	1.5%
Noncurrent Assets held for sale	24,443	46.3%	7.3%	22,775	47.7%	13.0%	20,153	44.7%
Prepaid Expenses and Other Accounts Receivables	520	1.0%	25.9%	413	0.9%	11.3%	371	0.8%

Noncurrent Assets	16,545	31.3%	12.6%	14,691	30.8%	8.3%	13,565	30.1%
Accounts Receivables	4	0.0%	-95.0%	80	0.2%	na	-	0.0%
Recoverable Taxes	2,745	5.2%	57.1%	1,747	3.7%	176.4%	632	1.4%
Financial Instruments	44	0.1%	57.1%	28	0.1%	na	-	0.0%
Deferred Income Tax and Social Contribution	207	0.4%	65.6%	125	0.3%	-28.2%	174	0.4%
Amounts Receivable from Related Parties	34	0.1%	36.0%	25	0.1%	47.1%	17	0.0%
Judicial Deposits	776	1.5%	1.8%	762	1.6%	15.3%	661	1.5%
Prepaid Expenses and Others	187	0.4%	-72.7%	685	1.4%	4.3%	657	1.5%
Investments	223	0.4%	26.0%	177	0.4%	-47.0%	334	0.7%
Property and Equipment	9,650	18.3%	5.6%	9,138	19.2%	-0.5%	9,182	20.4%
Intangible Assets	2,675	5.1%	39.0%	1,924	4.0%	0.8%	1,908	4.2%

TOTAL ASSETS	52,849	100.0%	10.8%	47,707	100.0%	5.9%	45,051	100.0%

Balance Sheet – Consolidated Liabilities

LIABILITIES

	GPA CONSOLIDATED
			AH 2018 x			AH 2017 x
(R$ million)	31.12.2018	AV	2017	31.12.2017	AV	2016	31.12.2016	AV

Current Liabilities	32,785	62.0%	13.1%	28,992	60.8%	5.1%	27,582	61.2%
Trade Payables	9,246	17.5%	13.8%	8,128	17.0%	12.4%	7,232	16.1%
Loans and Financing	948	1.8%	23.1%	770	1.6%	-67.8%	2,389	5.3%
Debentures and promissory note	1,068	2.0%	122.0%	481	1.0%	-15.3%	568	1.3%
Payroll and Related Charges	686	1.3%	7.2%	640	1.3%	4.2%	614	1.4%
Taxes and Social Contribution Payable	370	0.7%	22.9%	301	0.6%	18.5%	254	0.6%
Dividends Proposed	57	0.1%	-26.9%	78	0.2%	na	-	0.0%
Financing for Purchase of Fixed Assets	149	0.3%	28.4%	116	0.2%	0.0%	116	0.3%
Leasing	127	0.2%	-0.8%	128	0.3%	16.4%	110	0.2%
Debt with Related Parties	145	0.3%	-5.2%	153	0.3%	4.1%	147	0.3%
Advanced Revenue	250	0.5%	71.2%	146	0.3%	-34.8%	224	0.5%
Liabilities related to non-current assets held for sale	19,412	36.7%	8.9%	17,824	37.4%	14.0%	15,632	34.7%
Others	327	0.6%	44.1%	227	0.5%	-23.3%	296	0.7%

Long-Term Liabilities	6,125	11.6%	7.9%	5,674	11.9%	12.3%	5,052	11.2%
Loans and Financing	431	0.8%	-46.3%	803	1.7%	-20.3%	1,008	2.2%
Debentures and promissory note	3,078	5.8%	21.5%	2,534	5.3%	33.1%	1,904	4.2%
Deferred Income Tax and Social Contribution	581	1.1%	47.5%	394	0.8%	24.3%	317	0.7%
Tax Installments	471	0.9%	-16.8%	566	1.2%	4.8%	540	1.2%
Provision for Contingencies	1,235	2.3%	11.6%	1,107	2.3%	-5.9%	1,177	2.6%
Advanced Revenue	13	0.0%	-40.9%	22	0.0%	-8.3%	24	0.1%
Provision for negative equity	267	0.5%	36.9%	195	0.4%	441.7%	36	0.1%
Others	49	0.1%	-7.5%	53	0.1%	15.2%	46	0.1%

Shareholders' Equity	13,939	26.4%	6.9%	13,041	27.3%	5.0%	12,417	27.6%
Capital	6,825	12.9%	0.0%	6,822	14.3%	0.2%	6,811	15.1%
Capital Reserves	413	0.8%	16.3%	355	0.7%	7.3%	331	0.7%
Profit Reserves	3,911	7.4%	27.8%	3,060	6.4%	15.8%	2,643	5.9%
Other Comprehensive Results	(66)	-0.1%	34.7%	(49)	-0.1%	145.0%	(20)	0.0%
Minority Interest	2,856	5.4%	0.1%	2,853	6.0%	7.6%	2,652	5.9%

TOTAL LIABILITIES	52,849	100.0%	10.8%	47,707	100.0%	5.9%	45,051	100.0%

December 31, 2018 vs. December 31, 2017

Assets

Current

Cash and cash equivalents

In 2018, cash and cash equivalents totaled R$ 4.369 billion, up R$ 577 billion from 2017, mainly due to lower disbursement for financing activities in 2018 compared to 2017.On December 31, 2018, cash and cash equivalents corresponded to 8.3% of total assets, compared to 7.9% on December 31, 2017.

Trade receivables

On December 31, 2018, the balance of trade receivables totaled R$ 384 million, down R$ 234 million from the balance in 2017.This reduction is mainly due to the higher volume of sale of receivables, reflecting the Company’s cash management strategy.

Taxes recoverable

On December 31, 2018, the balance of short-term recoverable taxes increased 13.9%, from R$ 596 million in 2017 to R$ 679 million. The increase of R$ 83 million, combined with the increase of R$ 998 million in long-term recoverable taxes, resulted in an increase of R$ 1.081 billion. This increase is mainly related to untimely ICMS-ST tax credits of R$ 436 million related to previous periods at Assaí, and the new level of recurring credits.

Prepaid expenses and other accounts receivable

On December 31, 2018, prepaid expenses and other accounts receivable increased 25.9%, from R$ 413 million in 2017 to R$5 20 million, up R$ 107 million, mainly due to accounts receivable from insurers, which were offset by other less significant effects.

Inventories

In 2018, inventories increased 22.5% (or R$1.087 billion), from R$ 4.822 billion in 2017 to R$ 5.909 billion, mainly due to the increase in inventories at Assaí to sustain the strong sales growth. On December 31, 2018, inventories corresponded to 11.2% of total assets, compared to 10.1% on December 31, 2017.

Noncurrent

Noncurrent assets, excluding property and equipment, intangible assets and investments, increased from R$3.452 billion in 2017 to R$ 3.997 billion in 2018.The increase of R$ 545 million is mainly explained by the growth of R$998 million in recoverable taxes. On December 31, 2018, these accounts represented 7.6% of total assets, versus 7.2% on December 31, 2017.

Investments

In 2018, investments increased 26.0%, from R$ 177 million in 2017 to R$ 223 million, mainly due to the equity income from FIC. On December 31, 2018, investments corresponded to 0.4% of total assets, the same level as on December 31, 2017.

Property and equipment

In 2018, property and equipment increased 5.6%, from R$ 9.138 billion in 2017 to R$ 9.650 billion. This increase of R$ 512 million is represented by additions of R$ 1.898 billion, depreciation of R$ (751) million, write-off of R$ (421) million and discontinued operations of R$ (214) million. On December 31, 2018, property and equipment corresponded to 18.3% of total assets, versus 19.2% on December 31, 2017.

Intangible assets

In 2018, intangible assets increased 39.0%, from R$ 1.924 billion in 2017 to R$ 2.675 billion. The increase of R$751 million is mainly related to the contractual conversion of an “accounts receivable” item into an “intangible asset” corresponding to the right of exploration of a group of stores. On December 31, 2018, intangible assets corresponded to 5.1% of total assets, versus 4.0% on December 31, 2017.

Liabilities

Current

Trade payables

Liabilities with suppliers increased from R$ 8.128 billion in 2017 to R$ 9.246 billion in 2018. This increase of R$ 1.118 billion was mainly due to the increase in the balance at Assaí due to the increase in operational activities. On December 31, 2018, liabilities with suppliers accounted for 17.5% of total liabilities, including shareholders’ equity, compared to 17.0% on December 31, 2017.

Loans and Financing – short and long term

In 2018, short-term loans and financing, excluding debentures, increased 23.1%, from R$770 million in 2017 to R$ 948 million, which will be explained along with long-term loans and financing. These short-term loans and financing, excluding debentures, corresponded to 1.8%  of total liabilities on December 31, 2018, including shareholders’ equity, versus 1.6% on December 31, 2017.

The combined balance of short- and long-term loans and financing and debentures increased R$ 937 million related to maturities in 2018, mainly due to long-term debt contracted during the year.

Payroll and related charges

In 2018, liabilities with social and labor obligations increased R$ 46 million, from R$ 640 million in 2017 to R$686 million, mainly due to collective bargaining agreements in the year and their effects on payroll charges and provisions.

On December 31, 2018, social and labor obligations accounted for 1.3% of total liabilities, including shareholders’ equity, same level of December 31, 2017.

Taxes and contributions payable

In 2018, taxes, fees and contributions increased 22.9%, from R$301 million in 2017 to R$ 370 million, mainly due to the higher balance of income and social contribution taxes payable at Assaí.

On December 31, 2018, taxes, fees and contributions accounted for 0.7% of total liabilities, including shareholders’ equity, versus 0.6% on December 31, 2017.

Noncurrent

Deferred income tax and social contribution

In 2018, deferred income tax and social contribution increased 47.5%, from R$ 394 million in 2017 to R$ 581 million, due to the tax amortization of goodwill in the year.

On December 31, 2018, deferred income tax and social contribution corresponded to 1.1% of total liabilities, including shareholders’ equity, versus 0.8% on December 31, 2017.

Taxes Paid in Installments

In 2018, taxes paid in installments, including REFIS, decreased 16.8%, from R$ 566 million in 2017 to R$471 million, due to the payment of tax installments over the year.

On December 31, 2018, taxes paid in installments corresponded to 0.9% of total liabilities, including shareholders’ equity, versus 1.2% on December 31, 2017.

Provision for lawsuits

In 2018, the provision for lawsuits increased 11.6%, from R$ 1.107 billion in 2017 to R$ 1.235 billion, due to the provisioning of tax lawsuits, partially offset by reversals.

On December 31, 2018, provision for lawsuits corresponded to 2.3% of total liabilities, including shareholders’ equity, the same level as on December 31, 2017.

 Shareholders’ Equity

In 2018, shareholders’ equity increased 6.9%, from R$ 13.041 billion in 2017 to R$ 13.939 billion. The main variations were: (i) net income of R$ 1.180 billion; (ii) establishment of a reserve for options granted in the amount of R$ 65 million; (iii) dividends of R$ (56) million and; (iv) interest on equity of R$ (274) million.

On December 31, 2018, shareholders’ equity corresponded to 26.4% of total liabilities, including shareholders’ equity, versus 27.3% on December 31, 2017.

Other equity accounts

The equity accounts not mentioned above did registered significant variations between December 31, 2017 and December 31, 2018.

December 31, 2017 vs. December 31, 2016

Assets

Current assets

Cash and cash equivalents

In 2017, cash and cash equivalents came to R$ 3.792 billion, down R$ 1.320 billion from 2016, mainly due to larger volume of debt repayments in 2017 compared to 2016. On December 31, 2017, cash and cash equivalents accounted for 7.9% of total assets, compared to 11.3% on December 31, 2016.

Trade receivables

On December 31, 2017, trade receivables amounted to R$ 618 million, up R$ 83 million from the balance at the end of 2016. Credit card receivables increased R$ 169 million compared to 2016, due to: (i) higher sales; (ii) lower volume of sale of receivables, reflecting the Company’s cash management strategy.

Taxes recoverable

On December 31, 2017, the balance of short-term recoverable taxes decreased by 11.6%, from R$ 674 million in 2016 to R$ 596 million. The negative variation of R$78 million, associated with the long-term increase of R$1.115 billion, led to a combined net variation of R$1.037 billion. The increase is mainly related to untimely ICMS-ST tax credits of R$723 million referring to previous periods, and the new level of recurring credits.

Prepaid expenses and other accounts receivable

On December 31, 2017, prepaid expenses and other accounts receivable increased 11.3%, from R$371 million in 2016 to R$413 million, up R$42 million, mainly due to accounts receivable from insurance companies, offset by other less relevant effects.

Inventories

In 2017, inventories increased 3.9%, or R$181 million, from R$ 4.641 billion in 2016 to R$ 4.822 billion, mainly on the increase in Assaí’s inventory to support strong sales growth.

On December 31, 2017, inventories corresponded to 10.1% of total assets, compared to 10.3% on December 31, 2016.

Non-current

Non-current assets, excluding property and equipment, intangible assets and investments, increased from R$ 2.141 billion in 2016 to R$ 3.452 billion in 2017. The increase of R$ 1.311 billion is mainly explained by the growth of R$1.115 billion in recoverable taxes. On December 31, 2017, these accounts represented 7.2% of total assets, versus 4.8% on December 31, 2016.

Investments

Investments decreased 47.0% in 2017, from R$ 334 million in 2016 to R$ 177 million. The decrease is mainly due to dividends received from FIC. On December 31, 2017, investments accounted for 0.4% of total assets, versus 0.7% on December 31, 2016.

Property and equipment

In 2017, property and equipment was virtually stable, from R$ 9.182 billion in 2016 to R$ 9.138 billion in 2017. The decrease of R$ 44 million is represented by additions of R$ 1.367 billion, depreciation of R$ (701) million, write-off of R$ (536) million and discontinued operations of R$ (161) million, and transfer of R$ (13) million. On December 31, 2017, property and equipment accounted for 19.2% of total assets, versus 20.4% on December 31, 2016.

Intangible assets

In 2017, intangible assets increased 0.8%, from R$ 1.908 billion in 2016 to R$ 1.924 billion in 2017. The increase of R$16 million is related to changes in the food businesses. On December 31, 2017, intangible assets accounted for 4.0% of total assets, versus 4.2% on December 31,

2016.

Liabilities

Current

Trade payables

Liabilities with suppliers increased from R$ 7.232 billion in 2016 to R$ 8.128 billion in 2017. The variation of R$ 896 million was mainly due to the increase in the balance of Assaí on the higher operating activity volume. On December 31, 2017, liabilities with suppliers accounted for 17.0% of total liabilities, including shareholders’ equity, versus 16.1% on December 31, 2016.

Loans and Financing – short-term

In 2017, short-term loans and financing, excluding debentures, decreased 67.8%, from R$2.389 billion in 2016 to R$770 million in 2017, due to the payment of loans in 2017.

On December 31, 2017, short-term loans and financing, excluding debentures, accounted for 1.6% of total liabilities, including shareholders’ equity, versus 5.3% on December 31, 2016.

The combined balance of loans and financing and debentures, in the short and long terms, decreased R$ 1.281 billion due to maturities in 2017.

Debentures – short-term

In 2017, short-term debt represented by debentures issued by the Company decreased 15.3%, from R$ 568 million in 2016 to R$ 481 million. The decrease is primarily due to the maturity of a promissory note in 2017. On December 31, 2017, short-term debentures accounted for 1.0%  of total liabilities, including shareholders’ equity, versus 1.3% on December 31, 2016.

See the combined comments on short-term loans and financing.

Payroll and related charges

In 2017, liabilities with social and labor obligations increased R$ 26 million, from R$ 614 million in 2016 to R$ 640 million, mainly due to collective bargaining agreements in the year and the effects thereof on labor charges and provisions.

On December 31, 2017, liabilities with social and labor obligations accounted for 1.3% of total liabilities, including shareholders’ equity, versus 1.4% on December 31, 2016.

Taxes and contributions payable

In 2017, liabilities with taxes, fees and contributions increased 18.5%, from R$ 254 million in 2016 to R$301 million. The variation was mainly due to adhesions to the special tax amnesty program (PERT).

On December 31, 2017, taxes, fees and contributions accounted for 0.6% of total liabilities, including shareholders’ equity, the same level as on December 31, 2016.

Non-current

Loans and Financing – long-term

In 2017, long-term loans and financing, excluding debentures, decreased 20.3%, from R$ 1.008 billion in 2016 to R$ 803 million. The decrease was due to the issue of debentures.

On December 31, 2017, long-term loans and financing, excluding debentures, accounted for 1.7% of total liabilities, including shareholders’ equity, versus 2.2% on December 31, 2016.

Debentures – long-term

In 2017, long-term debt represented by debentures issued by the Company increased 33.1%, from R$ 1.904 billion in 2016 to R$ 2.534 billion. This increase is due to interest accrued in the year and funding through an Agribusiness Receivables Certificate (CRA).

On December 31, 2017, long-term debentures accounted for 5.3% of total liabilities, including shareholders’ equity, versus 4.2% on December 31, 2016.

Deferred income tax and social contribution

In 2017, deferred income and social contribution tax liabilities increased 24.3%, from R$ 317 million in 2016 to R$ 394 million, due to the tax amortization of goodwill in the year.

On December 31, 2017, deferred income tax and social contribution corresponded to 0.8% of total liabilities, including shareholders’ equity, versus 0.7% on December 31, 2016.

Taxes Paid in Installments

In 2017, tax installments, including REFIS, increased 4.8%, from R$ 540 million in 2016 to R$ 566 million, due to the adhesion to new tax amnesty programs in 2017.

On December 31, 2017, taxes paid in installments accounted for 1.2% of total liabilities, including shareholders’ equity, the same as on December 31, 2016.

Provision for lawsuits

In 2017, provision for lawsuits decreased 5.9%, from R$ 1.177 billion in 2016 to R$ 1.107 billion. The main factors were the decrease related to adhesion to tax amnesty programs.

On December 31, 2017, provision for lawsuits accounted for 2.3% of total liabilities, including shareholders’ equity, versus 2.6% on December 31, 2016.

Equity

In 2017, shareholders’ equity increased 5.0%, from R$ 12.417 billion in 2016 to R$ 13.041 billion. The main variations were: (i) net income of R$ 811 million; (ii) accrual of a reserve for options granted of R$ 27 million; (iii) additions of R$ 11 million to capital from the exercise of stock options; (iv) interest on equity of R$ (101) million; and (v) dividends of R$ (87) million.

On December 31, 2017, shareholders’ equity corresponded to 27.3% of total liabilities, including shareholders’ equity, versus 27.6% on December 31, 2016.

Non-controlling interest

In 2017, non-controlling interest increased 7.6%, from R$ 2.652 billion in 2016 to R$ 2.853 billion. The increase was mainly due to the net income of R$ 231 million.

Other equity accounts

The equity accounts not mentioned above did present have significant variation between December 31, 2017 and December 31, 2016.

10.2            Operating and financial result

(a)           results from operations, particularly:

(i)            description of any relevant component of our revenue

The Group’s revenues arise from GPA Foods’ operations, composed of Multivarejo and Assaí. Net sales are shown in the table below for the years ended December 31, 2018, 2017 and 2016.

Net Revenue
(R$ million)	2018	2017	2016
Consolidated (1)
Food Business	49,388	44,634	41,454
Multivarejo (1)	26,489	26,195	26,967
Pão de Açúcar	6,860	6,659	6,711
Extra (2)	15,792	16,110	16,776
Proximity	1,182	1,085	1,131
Other Businesses (3)	2,655	2,341	2,349
Assaí	22,899	18,440	14,487

(1)   Includes sales by Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem.

(2)   Includes sales by Mini Extra and Minuto Pão de Açúcar.

(3)   Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

For more information on variations of net sales, see item 10.1 (h) of this Reference Form.

(ii)               factors affecting materially our operating results

For information on the factors affecting materially our operating results, see item 10.1 (h) of this Reference Form.

(b)   revenue variations due to changes in prices, exchange rates, inflation, changes in volume and the launching of products and services

For information on revenue variations, see item 10.1 (h) of this Reference Form.

(c)    impact of inflation, variations in the price of our main inputs and products, foreign exchange and interest rates on the Company’s operating and financial results

For information on the impact of deflation on net sales, inflation on costs and interest rates on the financial result, see item 10.1 (h) of this Reference Form.

10.3            Events with material effects occurring and expected in the financial statements

(a)           introduction or sale of an operating segment

On November 23, 2016, the Board of Directors approved the divestment of the Company’s interest in Via Varejo. As a result, the Company started disclosing the net result, after taxes, of Via Varejo in a single line in the statement of income (as of note 10.3(c)).

In R$ million:

Description	Retail (a)(*)		Cash & Carry		Held-for-sale assets and discontinued operations		Subtotal		Elimination/ Others		Total
									(**)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		Restated		Restated		Restated		Restated		Restated		Restated
Net sales	26,489	26,194	22,899	18,440	-	-	49,388	44,634	-	-	49,388	44,634

Current assets	7,680	7,187	4,218	3,090	24,557	22,996	36,455	33,273	(151)	(257)	36,304	33,016
Non-current assets	11,532	11,150	5,029	3,569	-	-	16,561	14,719	(16)	(28)	16,545	14,691
Current liabilities	8,245	7,966	5,248	3,414	19,459	17,897	32,952	29,277	(167)	(285)	32,785	28,992
Non-current	5,716	4,973	409	701	-	-	6,125	5,674	-	-	6,125	5,674
liabilities
Shareholders’ equity (b)	5,251	5,398	3,590	2,544	5,098	5,099	13,939	13,041	-	-	13,939	13,041

(*) Retail segment includes GPA Malls & Properties.

(**) Eliminations are composed of intercompany balances. According to Management, eliminations in profit or loss are made in the segment, in addition to Company’s equity income on Luxco.

(b)           creation, acquisition or sale of shareholding

(i)        Cheftime and James Delivery

In 2018, the Company acquired control of two entities: James Delivery, a delivery company, and Cheftime, which supplies gastronomic kits. The net assets of these companies (amounting to around R$ 1.00) and the considerations for the acquisition were measured on a preliminary basis and will be completed in 2019.

(c)           unusual events or operations

(i)        Ongoing transaction for divestment of the subsidiary Via Varejo

On November 23, 2016, the Board of Directors approved the divestment of the Company’s interest in Via Varejo S.A. (“Via Varejo”), in line with its long-term strategy of focusing on the development of the food sector.

In 2018, the Company actively worked to sell Via Varejo to potential strategic investors, but the sale was not concluded until December 31, 2018 due to certain external factors beyond the Company’s control, which includes the macroeconomic scenario. The Board of Directors expanded the alternatives for sale by determining that it should be concluded by December 31, 2019, including the possibility of selling a stake through transactions in the stock market.

In November 2018, the migration of Via Varejo to B3's Novo Mercado segment was concluded.

In this new context, at the same meeting, the Board of Directors authorized the sale of 50,000,000 common shares of Via Varejo, corresponding to 3.86% of its capital, through a Total Return Swap (TRS) with a top tier financial institution (note 17.10 of the Financial Statements), through which such shares were sold in daily transactions carried out by the bank. This agreement was settled at the end of February 2019.

The Board of Directors approved, on February 20, 2019, the execution of a new TRS agreement, authorizing the sale of forty million (40,000,000) common shares of Via Varejo held by the Company, corresponding to 3.09% of Via Varejo’s capital.

The TRS agreements do not entail any change in the control or administrative structure of Via Varejo.

Therefore, since the divestment of Via Varejo in 2019 is highly probable, the subsidiary’s operations will be presented as discontinued operations, as required under CPC 31 – Non-current assets held for sale and discontinued operations (IFRS 5). The disclosure of net income or loss of Via Varejo after taxes is presented in a single line in the income statement and the balances of assets and liabilities as held for sale and discontinued operations.

10.4            Significant changes in accounting practices – reservations and emphases in the auditor’s opinion

(a)           significant changes in accounting practices

GPA prepared its consolidated financial statements pursuant to all pronouncements issued by the  Brazilian  Accounting Pronouncements  Committee  (CPC)  and  IFRS,  being  the financial statements as of December 31, 2010 the very first financial statements prepared according to the rules mentioned herein.

In the fiscal years ended December 31, 2018, 2017 and 2016, there were no significant changes in the accounting practices adopted by GPA, except for the retrospective adoption of CPC 47 and CPC 48 (notes 5.1 to the financial statements of December 31, 2018 and item 10.1 of this Reference Form).

IFRS 16/ CPC 06 (R2) – Lease transactions – Application estimated for 1/1/2019

IFRS 16 “Leases”, which replaces IAS 17 “Leases” and the  related  interpretations from January 1st, 2019, eliminates the distinction between operating leases and finance leases; it requires recognition of an asset (the right to use the leased item) and of a financial liability representative of discounted future payments rentals for virtually all lease contracts. Operating lease expense is replaced with depreciation expense related to the right of use and interest expense related to the lease liability. Previously, the Company recognized mainly  operating lease expense on a straight-line basis over the term of the lease and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the period of competence of  the rent expense. Thus, performance indicators such as EBITDA and to a lesser extent current operating income will be positively impacted; conversely, the financial result will be negatively impacted. At last, consolidated net profit will also be affected because the total rental expense is generally higher at the  beginning of the lease and decreases over time, unlike a straight-line charge under the current standard. Additionally, net cash from operating activities will be higher as cash payments for the principal portion of the lease liability and the related interest  will be classified as cash flows from financing activities.

The Company mainly holds property leases of  real estate contracts  representing  a minimum annual rent expense non-cancelable of R$937 million out of a total of R$982 million for the 2018 year-end. Adoption of the standard IFRS 16 will primarily impact the recognition of  operating  leases for the Company's stores  and warehouses, particularly those associated with its Retail operations.

In 2018, the Company continued to collect and analyze the data required for the application of IFRS 16 as at January 1st, 2019. The Company is implementing computer software to ensure the fully integrated operational and financial monitoring of these leases. The implementation of the software will be finalized  in the first quarter of 2019.

The Company decided to adopt the full retrospective approach as a transition method on January 1, 2019, and prospectively from the start of the earliest practicable period. As a result, the comparative periods will be restated.

The Company has chosen to apply the two recognition exemptions proposed by the standard on the following contracts:

•         Leases of short-term property;

•         Leases of property relating to low value assets.

Rents not included in the initial valuation of the liability (for example, variable rents) are classified as operating expenses, as are charges related to short-term  and low-value leases.

The lease term will be the legally enforceable period of the contract and will take into account the options for termination and renewal, the use of which by the Company is reasonably certain.

The discount rate used to calculate the right of use and the lease liability will be determined using some historical data directly attributable to the Company and/or directly observable from the market, such as:

•         The historical borrowing rate from the Company on comparable acquisition of assets, and Company’s indebtedness.

•         The future risk-free curve by maturity.

The estimated impact on the opening balance sheet as of January 1, 2019 would lead to:

•         An increase in assets (mainly via the recognition of a right of use) of R$3.6 billion,

•         The recognition of a lease financial liability of R$4.8 billion,

•         An increase in the deferred tax asset of R$0.3 billion,

•         A decrease in equity (net of tax) of R$ 0.8 billion.

The impact on the restatement of the 2018 result would lead to:

•         A reversal of lease expenses of R$1 billion,

•         Recognize the amortization expense of the right to use of R$0.5 billion,

•         Recognize the interest expense of R$0.6 billion,

•         Recognize the net income of R$0.1 billion.

The Company opted to disclose the right of use and the financial  liability  for  lease  in separated lines in the balance sheet.

Given the complexity of  this new pronouncement, certain issues  are still being discussed in   the market. Accordingly, the amounts presented above may change until their initial adoption in the first quarter of 2019, since the Company's estimates may be impacted if certain  assumptions are altered in discussions of market adoption.

On December 31, 2018, the Company presented an off-balance sheet commitment in respect of the expected minimum lease payments on real estate and equipment leases of R$411 in accordance with IAS 17 (note 22), which mainly corresponded to real estate, such as stores and warehouses used as a tenant in its activities. The difference between the off-balance sheet commitment and the estimated IFRS 16 rental debt on real estate is mainly due to:

•         amendment of minimum cancelable criterion under CPC 06 (R1), to be reasonably certain under CPC 06 (R2).

•         calculation of the present value of rental flows at the end of CPC 06 (R2) compared to the nominal flows of CPC 06 (R1).

Given the lack of a regulatory position for the moment on the methods  for  applying  impairment tests, the Company has not performed any new impairment tests taking into account the effects of IFRS 16.

(b)           significant effects of changes in accounting practices

Not applicable.

(c)            reservations and emphasis in the independent auditor's report

There were no reservations in the report issued by Company’s independent auditor on the financial statements for the fiscal years ended December 31, 2018, 2017 and 2016.

10.5            Critical accounting policies

Judgments, estimates and assumptions

The preparation of GPA’s individual and consolidated financial statements requires that the Management makes judgments and estimates and adopts assumptions that affect the amounts stated of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at year- end, however, uncertainties relating to these assumptions and estimates may produce results that require  substantial  adjustments  to  the  accounted  amount  of  the  asset  or  liability  in future periods. In the process of applying GPA's accounting policies, Management has adopted the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated financial statements:

1)   Impairment

According to the method disclosed in note 4.9 of the financial statements, the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2018, based on those tests, there was no need to recognize any loss.

a)    Impairment test of operating assets of stores

The procedure for verification of non-recoverability of property and equipment consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the stores. The steps of the test were as follows:

•      Step 1: compared the carrying amount in properties of leased stores with a multiple of sale (30% to 35%), representing transactions between retail companies. For stores with multiple valued below the carrying amount, the Company applied a more detailed method, described in Step 2.

•      Step 2: the Company consider the highest value among discounted cash flows using sales growth per store, averaging 4.1% (3.4% in 2017) for the next five years and discount rate of 10.1% (9.9% in 2017) or valuation reports prepared by independent experts for own stores.

b)   Impairment test of defined-life intangible assets

For the purposes of impairment testing, the goodwill and brands acquired through business combinations and licenses with indefinite duration was allocated to CGUs which are also operating segments that report information. The segments are: retail, cash and carry and e- commerce, with the latter two held for sale (Note 32).

The recoverable value of segments is calculated based on the value in use from cash projections deriving from financial budgets approved by Top Management for the next three years. The discount rate applied to cash flow projections is 10.1%, and cash flows exceeding the five-year period are extrapolated applying a growth rate of 5.5% for retail and wholesale (5.5% as on December 31, 2017). As a result of this analysis, GPA did not identify the need for recording provision for asset impairment.

The cash and carry wholesale brand refers to “ASSAÍ”, electronics and home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded upon the business combinations carried out with companies holding rights over them.

Via Varejo’s total consolidated net assets including Cnova Brasil, were valued as described in Note 32.

2)        Income taxes

Given the nature and complexity of the Group’s business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. GPA and its subsidiaries record provisions, based on reasonable estimates, for any taxes due. The amount of these provisions is based on various factors,  such  as  previous  tax  audits  and  different  interpretations  of  tax  regulations  by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to  the extent that it is probable that taxable income will be available and tax credits can be offset. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, according to the strategic planning approved by the Board of Directors.

Company writes-off the potential deferred income tax and social contribution credits when fulfillment of the benefits cannot be justified. These losses do not expire; although their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

3)        Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 46 (IFRS 13), which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes and at the end of the reporting periods.

For financial instruments not actively traded, the fair value is based on valuation techniques defined by GPA and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

4)        Share-based Payment

GPA measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24.5.

5)     Provision for lawsuits

GPA and its subsidiaries are parties to several judicial and administrative proceedings (note 21), and provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, the historical occurrence and amounts involved, and the opinion of external counsels.

6)     Estimated losses from doubtful accounts

The subsidiary Via Varejo calculates the estimated losses on the consumer financing (CDCI) portfolio using the credit analysis performed at the time of sale, as well as the subsequent portfolio maturity changes, from 60 days. Variations in unemployment are also observed in this estimate.

7)     Recoverable taxes

The Company and its subsidiaries have tax recoverable mainly related to ICMS, ICMS from Tax Substitution - ST, PIS and COFINS. The utilization of its taxes is made based on the projections prepared by Management, operational issues and the consumption of the credits by the companies in the group. Further details on credits and compensation, see note 11.

8)       Inventories

Inventories are measured by the lowest between the acquisition cost and its amount realizable, calculated by the average cost. The realizable net amount is calculated by the average sales price, deducted from: (i) taxes over sales, (ii) personnel expenses directly related to inventories,

(iii) purchase cost, and (iv) other costs necessary to bring the product in condition of sales. Inventories are reduced to its realizable value though the estimations of shrinkage, scrap, slow moving and obsolescence and estimation of merchandise that will be sold with negative gross margin, including for products displayed in the stores.

10.6          Material items not recorded in the financial statements

(a)           assets and liabilities held by GPA, directly and indirectly, not included in the balance sheet (off-balance sheet items)

a)  Operational lease

(i)      Minimum rental payments on agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable during their duration. In case of termination, minimum termination payments will be due, which may vary from 1 to 12 times the monthly rental over the total amount of the remaining rental through the end of the agreement, as shown below:

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Minimum rental payments
Minimum termination payments	367	356	411	392
Total	367	356	411	392

(ii)    Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Expenses (revenues) in the year:

Non-contingent and contingent payments	762	743	982	937
Sublease agreements (*)	-177	-166	-191	-174

(*) Refers mainly to lease agreements receivable from commercial galleries.

b)             Finance lease

Finance lease agreements were as follows:

Note: The adoption of CPC 06/IFRS 16 as of January 1, 2019 is explained in item 10.4 of this reference form or note 6 to the financial statements.

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Finance lease liability –minimum rental payments:
Up to 1 year	30	46	35	51
1 - 5 years	90	110	92	117
Over 5 years	23	25	25	27
Present value of finance lease agreements	143	181	152	195
Future financing charges	163	175	172	185
Gross amount of finance lease agreements	306	356	324	380

(ii)          derecognized receivables portfolios over which the entity maintains risks and responsibilities, indicating respective liabilities;

The Management clarifies that there are no receivables portfolio over which the entity maintains risks and responsibilities not provided in the Company’s balance sheet for December 31, 2018 or December 31, 2017.

(iii)        futures contracts for the purchase or sale of products or services;

The Management clarifies that there are no futures contracts for the purchase or sale of products or services not provided in the Company’s balance sheet for December 31, 2018 or December 31, 2017.

(iv)         unfinished construction agreements

The Management clarifies that there are no unfinished construction agreements not provided in the Company’s balance sheet for December 31, 2018 or December 31, 2017.

(v)           future loan agreement

The Management clarifies that there are no future loan agreements not provided in the Company’s balance sheet for December 31, 2018 or December 31, 2017.

(b)           Other items were not evidenced in the financial statements

There are no other items not provided in the financial statements, except those mentioned in item 10.6(a) above.

10.7            Comments on items not recorded in the financial statements

(a)           how these items alter or may change revenues, expenses, result of operations, financial expenses or other items of GPA’s financial statements;

In accordance with current accounting rules, GPA discloses in its consolidated financial statements all relevant transactions which it is part, or holds any risk in reason of any equity or agreement. There are no transactions or operations not disclosed in the financial statements that could significantly impact GPA.

(b)           nature and purpose of the operation;

Not applicable.

(c)            nature and amount of the obligations assumed and the rights generated on GPA’s behalf as a result of the operation.

Not applicable.

10.8            Business Plan

(a)           capital expenditure

(i)  quantitative and qualitative description of ongoing and planned investments

The Investment Plan for Multivarejo, GPA Malls and Assaí for 2019 amounts up to 1.8 billion for (i) conversion, opening and remodeling of stores; and (ii) infrastructure in IT, logistics and other efficiency improvement projects.

This amount does not include the Investment Plan for Via Varejo and its subsidiaries.

(ii)  sources of financing for investments

Company raised funds for its operations and investments, mainly through its operating cash flow, reserve for expansion, capital budget, bank loans, sale of receivables, financing from the BNDES and funding on the capital markets through the issue of debentures, Agribusiness Certificate of Receivables (CRA) and promissory notes.

(iii)  relevant divestments in progress and planned divestments

On November 23, 2016, the Board of Directors approved the divestment of the Company’s interest in Via Varejo, in line with the long-term strategy of focusing on developing the food sector.

In 2018, the Company actively worked to sell Via Varejo to potential strategic investors, but the sale was not concluded due to external factors beyond the Company’s control, which included the macroeconomic scenario. The Board of Directors expanded the alternatives for sale by determining that it should be concluded by December 31, 2019, including the possibility of selling a stake through transactions in the stock market.

(b)    provided that already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may adversely affect our operating capacity

There are no events to disclose.

(c)   new products and services, indicating: (i) description of researches in progress; (ii) total amounts spent on research for development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services.

Not applicable.

10.9          Other factors with significant influence

GPA is not aware of any other factors that may adversely affect its operating performance which have neither been identified nor discussed in other items of this section 10.

********************

II.              ALLOCATION OF INCOME FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018

The Company's Management proposes that the result for the fiscal year ended on December 31, 2018 should have the following destination, as detailed in accordance with Annex 9-1-II of ICVM 481/09, in compliance with the provisions of article 9, section II, ICVM 481/09:

Annex 3(A)II

Result for the fiscal year ended on December 31, 2018

(Annex 9-1-II of ICVM 481/09)

1.                  Provide the net profit of the fiscal year:

R$ 1,193,267,188.67

2.                  Provide the total amount and the amount per share of the dividends, including prepaid dividends and interest on net equity (i.e., this is a peculiar Brazilian type of 'interest on net equity') already declared:

As detailed in the table below, the total amount of interest on net equity paid up to the present proposal is of R$ 261,346,319.71. Out of this total amount, the Board of Directors approved in 2018 at meetings of April 26, September 27 and November 29, subject to a later approval by the Annual Shareholders' Meeting, the payment of interest on net equity, on account of the mandatory minimum dividend per annum, and the net amount paid to shareholders was of R$ 224,746,312.11.

Likewise, at the meeting held on March 25, 2019 the Board of Directors also approved a new payment of interests on net equity, subject to a later approval by the Annual General Meeting, in the net amount of R$ 165,012,463.34, also on account and order of the annual minimum mandatory dividend, thus totaling the mandatory minimum dividends of R$ 389,758,775.45 ascertained in the fiscal year ended on December 31, 2018.

Stated event		BDM of Apr. 26, 2018	BDM of Sep. 27, 2018	BDM of Nov. 29, 2018	BDM of Mar. 25, 2019
Earnings		Interest on net equity	Interest on net equity	Interest on net equity	Interest on net equity
Amount distributed		R$ 74,907,574.37 (of which R$ 64,220,770.95 is the net amount distributed after withheld income tax was deducted)	R$ 115,000,000.00 (of which R$ 98,837,068.53 is the net amount distributed after deduction of withheld income tax)	R$ 71,438,745.34 (of which R$ 61,688,472.63 is the net amount distributed after deduction of withheld income tax)	R$ 192,434,359.58 (of which R$ 165,012,463.34 is the net amount distributed after deduction of withheld income tax) [1]
Gross amount per share	Common share	R$ 0.2646266644	R$ 0.405994209	R$ 0.252186044	R$ 0.679223778
	Preferred share	R$ 0.2910893309	R$ 0.446593630	R$ 0.277404648	R$ 0.747146155
Period of calculation		Q1 / 2018	Q2 / 2018	Q3 / 2018	Q4 / 2018
Shareholder base for distribution		May 3, 2018	October 2, 2018	Dec. 4, 2018	Mar. 28, 2019

Start Date of 'ex lege' negotiations	May 4, 2018	October 3, 2018	Dec. 5, 2018	Mar. 29, 2019
Date of payment to shareholders	June 12, 2018	Nov. 27, 2018	Dec. 13, 2018	May 22, 2019

(1) Such amount corresponds to an estimated value, as the shareholder base subject to this benefit can have some shareholders exempted from paying withheld income tax (IRRF).

3.                  Provide the percentage of distributed net profit for the year

35%

4.                  Provide the total amount and the amount per share of dividends distributed based on profit of previous years

Not applicable

5.                  Provide, after deducting the prepaid dividends and interest on net equity already stated:

a.                  The gross amount of dividends and interest on net equity, in a segregated manner, per share of each type and class

Not applicable.

b.                  The form and term of payment of dividends and interest on net equity

See table in section 2 above.

c.                  Possible interest rate for monetary updating, and interest on dividends, and interest on net equity

Not applicable.

d.                  Date of the statement of payment of dividends and interest on net equity considered to identify the shareholders that will be entitled to receive such amounts

See table in section 2 above.

6.                  In the event that there has been any statement of dividends or interest on net equity based on profits found in semiannual balance sheets or in shorter periods

a.                  Provide the amount of dividends or interest on net equity already stated

See the calculation period contained on the table of section 2 hereinabove.

b.                  Enter the date of the corresponding payments

See table in section 2 above.

7.                  Provide a comparative table showing the following amounts per share of each type and class:

a.                  Net profit for this fiscal year and the previous three (3) years

b.                  Dividends and interests on net equity distributed in the previous three (3) years

	2016	2017	2018
Net profit for the year	n/a	R$ 618,599,356.05	R$ 1,193,267,188.67
Total dividends distributed	n/a	R$ 146,917,347.06	R$ 389,758,775.45
Dividend referring to the Preferred Shares	n/a	R$ 0.571136903	R$ 1.513607835
Dividend regarding Common Shares	n/a	R$ 0.519215367	R$ 1.376007123

8.                  In case any profit is allocated to the legal reserve

a.                  Provide the amount allocated to the legal reserve

R$ 59,663,359.43

b.                  Detail how the legal reserve is calculated

Net profit: R$ 1,193,267,188.67

Legal Reserve (5% of Net Profit): R$ 59,663,359.43

9.                  In case the company holds preferred shares entitled to fixed or minimum  dividends

a.                  Describe the form of calculations of fixed or minimum dividends

The holders of Company's preferred shares have priority in receiving a minimum annual dividend in the amount of R$ 0.08 per 1 (one) share, not cumulative. In addition, each preferred share is assigned a 10% (ten percent) dividend higher than the one allocated to each common share, in compliance with the provisions of art. 17, paragraph 1, of Brazilian Law 6404/76, as amended, including, for the purposes of such calculation to reach the total dividend paid to the preferred shares, the amount paid as a minimum annual dividend.

b.                  Inform if the profit for the fiscal year is sufficient for the full payment of the fixed or minimum dividends

Yes, it is enough for that purpose.

c.                  Inform if any unpaid portion is cumulative

There is no unpaid portion of fixed or minimum dividends.

d.                  Inform the total amount of the fixed or minimum dividends to be paid to each class of preferred shares

Preferred shares
Total amount of dividends paid to holders of preferred shares	R$ 252,598,590.46

e.                  Inform the fixed or minimum dividends to be paid per preferred share of each class

Preferred shares
Amount of dividends paid to each preferred share	R$ 1.513607835

10.                  As regards the mandatory dividend

a.                  Describe the form of calculation provided for in the bylaws

Pursuant to Article 36, paragraph 1 of the Company's Bylaws, shareholders will be entitled to receive, in every fiscal year, as dividends, a mandatory percentage of 25% (twenty-five percent) of the Company's net profit in the corresponding fiscal year, with the following adjustments: (a) the decrease of amounts allocated, in that fiscal year, to create the legal reserve and contingencies reserve; and (b) the increase of the amounts resulting from the reversal, in that fiscal year, of reserves for contingencies previously created.

The payment of the dividend set forth by the previous paragraph may be limited to the net profit amount for the fiscal year that has been ascertained pursuant to the law, provided that such difference is recorded as a reserve of unrealized profits.

Profits recorded in the unrealized profits reserve, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend stated after such profit realization.

b.                  Inform if it is being paid in full

The mandatory dividend will be paid in full in the form of interest on net equity.

c.                  Inform the amount possibly withheld

Not applicable.

11.                  If there is a mandatory dividend retention due to the Company's financial condition

a.                  Inform the amount withheld

Not applicable.

b.                  Describe, in detail, the Company's financial condition, including aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c.                  Justify any dividends withheld

Not applicable.

12.                  If there is any profit allocation to contingencies reserve

a.                  Provide the amount allocated to such reserve

Not applicable.

b.                  Inform the probable loss and its cause

Not applicable.

c.                  Explain why the loss was considered probable

Not applicable.

d.                  Justify the creation of the reserve

Not applicable.

13.                  If there is any allocation of profit to the unrealized profits reserve

a.                  Inform the amount allocated to the unrealized profits reserve

Not applicable.

b.                  Inform the type of unrealized profits that gave rise to the reserve

Not applicable.

14.                  If there is any allocation of profits to statutory reserves

a.                  Describe the statutory clauses that set forth such reserve(s)

The Reserve for Expansion, described in Article 36, paragraph 2 of the Bylaws, is intended to provide funds to finance additional investments in fixed and working capital, and will be created with up to 100% of the net profit remaining after the allocations referred to in subparagraphs "a", "b" and "c" of section IV of Article 36 of the Bylaws, and the total of this reserve may not exceed the amount of the Company's capital stock.

b.                  Provide the amount allocated to such reserve

R$ 670,107,543.79

c.                  Describe how such amount was calculated

Expansion Reserve = Net Profit - Legal Reserve - Tax Incentives Reserve - Interest on net equity

In which:

Net profit: R$ 1,193,267,188.67
Legal Reserve: R$ 59,663,359.43

Tax Incentive Reserve: R$ 9,715,606.16
Interest on net equity: R$ 453,780,679.29

15.                  If there is any retained earnings foreseen in capital budget

a.                  Inform the retained amount

Not applicable.

b.                  Inform a copy of capital budget

Not applicable.

16.                  If there is any allocation of earnings to the tax incentive reserve

a.                  Inform the amount allocated to such reserve

R$ 9,715,606.16

b.                  Explain the type of such allocation

It is suggested to allocate to the Tax Incentive Reserve, pursuant to Art. 195-A of Brazilian Law No. 6.404/1976 the total amount of R$ 9,715,606.16, originated in 2018, regarding tax incentives of ICMS (tax on sales) granted by the State of Pernambuco to the Company, to foster business activities in that region.

********************

III.              PROPOSED GLOBAL REMUNERATION OF MANAGEMENT AND FISCAL COUNCIL MEMBERS

For fiscal year 2019, the Company's management proposes that the global compensation of the Management and Fiscal Council members, in case shareholders require such council to be established, in the total amount of R$ 85,610,779.96, distributed as follows:

I.                   Board of Executive Officers: up to R$ 64,040,550.64, highlighting that this amount includes the expenses arising from labor agreements entered into with such Officers regarding the Company's Stock Option Plans, which are not considered as compensation for the purposes of Brazilian labor laws.

II.                 Board of Directors: up to R$ 20,749,429.33

III.              Fiscal Council: up to R$ 820,800.00.

In addition, pursuant to article 12, subparagraph II of CVM Instruction 481/09, the Company submits the information as set forth by section 13 of the Reference Form, pursuant to section 13, Annex 24 of CVM Instruction 480/09:

Annex 3(A)III

Proposed Global Remuneration of Management and Fiscal Council members

(Section 13 of the Reference Form)

13. Management compensation

13.1 - Description of compensation policy or practice, including of Non-Statutory Board of Executive Officers

(a)   purposes of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, the websites in which the document can be consulted

The purpose of our compensation policy or practice is to compensate our executives and members of committees of our Company, according the market practices, allowing the attraction and retention of qualified professionals and the engagement with our Company.

The compensation policy in effect was approved by the Board of Directors on April 26, 2018.

(b)   composition of compensation, indicating:

i.            description of the compensation elements and each one’s purposes

The members of our Board of Directors and committees, including the external members, as well as the members of the Fiscal Council receive a fixed monthly compensation, dissociated from the actual participation in meetings. This form of compensation is aligned with the general market practices and to the Company’s interests. The Stock Option Plans and stock-based compensation described in item 13.4 of the Formulário de Referência may be extended to the members of the Board of Directors of the Company. Exceptionally, in the year of 2016, due to two specific extraordinary events, there was a bonus payment to certain members of our Board of Directors and committees of the Company.

a)      certain members of the Board of Directors established the Special Independent Committee, created pursuant to the Company’s Related Parties Transaction Policy (whose principles reflect on general guidance from the Orientation Opinion No. 35 of this CVM), with the purpose to analyze the project for potential integration of e- commerce business developed by Cnova Comércio Eletrônico S.A., which is a subsidiary of Cnova N.V., corporation controlled by the Company, for the business developed by Via Varejo, the integration occurred in October, 2016; and

b)      members of the Audit Committee acted on and followed up the external investigation procedure that was conducted at Cnova Comércio Eletrônico S.A., which resulted in the restatement of the ITR of the first quarter of 2016, as broadly disclosed through Material Fact of July 26, 2016.

Our Officers’ compensation is comprised by the following elements: (i) fixed compensation as a Base Salary, with the purpose to maintain the balance with the general market practices; (ii) profit sharing, with the purpose to encourage professionals to seek Company’s success, who benefits from these results; and (iii) a Stock Option Plan and a Compensation Plan based on stock options, which comprise an incentive to executives to ensure a long-term sustainable business.

The Officers also receive a benefit package aligned with the market practices, including a medical care plan, a dental expenses reimbursement plan, bi-annual medical check-up, private pension plan, food voucher, fuel voucher and parking at the workplace. Compensation policy for members of the Company’s management allows such benefits to be extended to the members of the Board of Directors.

ii.              proportion of each element in the total compensation

The table below presents the proportion of each element in the composition of the total compensation in the previous fiscal years:

For the Year Ended December 31, 2018

% compared to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	85,1%	14,9%	0,0%	0,0%	100,0%
Board of Executive Officers	45,5%	2,8%	18,4%	33,3%	100,0%
Fiscal Council	100,0%	0,0%	0,0%	0,0%	100,0%

For the Year Ended December 31, 2017

% compared to total compensation
Base Salary	Direct and Indirect Benefits	Variable Compensati on	Stock Option Plans	Total

Board of Directors	100,%	0,0%	0,0%	0,0%	100,0%
Board of Executive Officers	32,0%	6,0%	32,5%	29,5%	100,0%
Fiscal Council	100,%	0,0%	0,0%	0,0%	100,0%

For the Year Ended December 31, 2016:

% compared to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	81.1%	0.0%	18.9%	0.0%	100.0%
Board of Executive Officers	32.5%	7.2%	25.4%	35.0%	100.0%
Fiscal Council	0.0%	0.0%	0.0%	0.0%	0.0%

iii.                methodology of calculation and adjustment of each element of the compensation

In order to establish the compensation of executives the Company often performs market researches, in a way to assess if the criteria and conditions that it has adopted to establish the compensation are satisfactory and if they allow the retention of its professionals, as well as to analyze the need to propose adjustments in any compensation element that may be misaligned. Such researches are annually performed by a well-known expert advisory firm hired by us, and they are based on the average value practiced in the main business groups in the country.

After the conclusion of the research, the consulting firm suggests compensation parameters and strategies, which are sent to the area responsible for establishing the compensation structure for management and key personnel, including non-statutory officers and holders of other strategic positions that do not make up statutory management.

The Company has an area dedicated to compensation-related issues, which evaluates structures and recommends the best practices. These recommendations are submitted to the Human Resources and Compensation Committee, which submits and deliberates on topics related to compensation of the Statutory and Non-statutory Board of Executive Officers.

After the compensation structure is approved by the Human Resources and Compensation Committee, the Board of Directors prepares the Management Proposal and submits it to shareholders to discuss and vote on the overall management compensation, always for each body.

The variable compensation of executive officers is mainly based on the concept of profit- sharing through the achievement and surpassing of targets. The calculation is based on indicators aligned with the Company’s strategic plan, defined based on the business plan and on the results to be achieved by the Company, such as Revenue, EBITDA, Expenses and Net Income, as mentioned in item 13.1.c. Variable compensation is, therefore, linked to the performance of the Company and the manager.

For more information on our Stock Option Plans and our stock-based compensation, see item 13.4 below.

iv.                reasons that justify compensation composition

The grounds of Company’s compensation policy composition is focus on results, which depends on the continuous pursuit of the best talents, competent, skilled, dedicated and valuable professionals for our Company.

When analyzing the total compensation amount of a member of the Board of Executive Officers it is necessary to point out that the Company approves the compensation policy in a form to ensure that the amount perceived by the members of the Board of Directors is aligned with the companies to which we compare ourselves (largest economic groups in Brazil) and, equivalent to the total compensation of the 10% best payers in Brazil, according to the result of the previous mentioned research.

v.            existence of members who were not compensated by the issuer and the reason for this fact

The Chairman of the Board of Directors does not receive any type of compensation, since he waived his right to receive.

(c)   main performance indicators that are taken into consideration in determining each element of compensation

Aiming to comply with the purposes of the compensation policy, which is to compensate according to the market practices (measured through Top Exec Research from Kom Ferry, which uses as compensation parameters the greatest economic groups acting in the country), making it possible to attract and retain the best talents seeking excellence, each compensation element takes into account the following performance indicators at its establishment:

•         Fixed compensation (Base Salary and Direct and Indirect Benefits): established based on competitive compensation structures, which take into account the know-how, problem solutions and responsibility of each position. We organize our structure by salary grids and the respective average salaries by each of such grids, seeking alignment with the market’s salary average point.

•         Variable Compensation: we comply with the performance indicators aligned with the Company’s strategic planning, established based on Company’s business plan and on the results to be achieved: Net Sales, Net Margin, General Administrative Expenses and Sale Expenses, EBITDA, Net Profit, Sustainability Index (% of Disabled Employees; % of Women in Leadership; Energy Consumption), Number of Tickets (transactions) and Market Share. Such indicators compose the target panel that is divided into Group targets (40%), Individual / Area Targets (40%) and Managerial Behaviors (20%).

The results of the Group's indicators and individual indicators are measured according to the minimum, target and maximum achievements, established and approved, respectively, by the Human Resources and Compensation Committee and the Board of Directors. The average of these results will define the percentage to be applied on the variable target compensation of each manager.

To assess and establish the Variable Compensation, the Company uses the method named Performance Score (internally aligned with the purposes outlined by Grupo Pão de Açúcar (“GPA”) and its subsidiaries), such method was also used in 2018 for all of the Company’s employees of intermediate leadership level.

•         Stock-based compensation: information on criteria and characteristics of the stock based compensation are provided in item 13.4 of the Formulário de Referência.

(d)   how compensation is structured to reflect the performance indicators evolution

The Company structures its compensation through programs monitoring the fulfillment of targets that have been previously established and the actual achieved results.

(e)   how the policy or compensation practice is aligned with the short, medium and long term interests of the Company

In order to align the Board of Executive Officers with the Company’s purposes in a short and medium-term perspective, we offer a fixed compensation (Base Salary) to Officers and, in addition, an installment of Variable Compensation, to be paid as profit sharing. Moreover, we offer to executives a Stock Option Plan and a Stock-Based Compensation Plan that, due to certain characteristics such as vesting periods and lock-up period for the acquired shares, maintain the Board of Executive Officers aligned with the Company’s purposes on a long-term perspective. It is important to point out, that the Stock Option Plan, the Stock-Based Compensation Plan and the profit sharing compose the Variable Compensation of the Board of Executive Officers.

The compensation of the members of our Board of Directors, Fiscal Council and committees of the Company is adjusted based on the amount that is usually paid by the market, encouraging such professional to maintain the excellence in the exercise of their duties and the continuous pursuit to improve results. The Stock Option Plans and the Stock-Based Compensation Plan described in item 13.4 may be extended to the members of the Company’s Board of Directors. In this regard, we understand that the compensation policy and practice match our short, medium and long-term interests.

(f)    existence of compensation supported by subsidiaries or companies under direct or indirect control

The compensation of managers and members of committees is exclusively supported by the Company.

(g)   existence of any compensation or benefit bound to the occurrence of a certain corporate event, such as disposal of the Company’s corporate control

There is no compensation or benefit ensured to our managers or members of our committees that are bound to the occurrence of corporate events.

(h)    practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the board of executive officers, indicating:

i.               the bodies and committees of the issuer participating in the decision-making process, identifying how they participate

ii.               criteria and methodology used to fix the individual compensation, indicating if studies are used to verify market practices and, if yes, the comparison criteria and scope of these studies

iii.                with what frequency and how the management evaluates the adequacy of the issuer’s compensation policy

As indicated in item 13.1.b.iii above, the Company conducts annual surveys through renowned specialist consulting firms to analyze the average compensation in the main economic groups with operations in Brazil. After this information is analyzed, a compensation proposal is prepared based on the level of dedication and performance of each director and submitted to the Board of Directors of the Company’s for approval and final validation.

The Human Resources and Compensation Committee and the Board of Directors evaluate the adequacy of the compensation paid annually, in accordance with the survey conducted by the specialized consulting firm engaged by the Company.

13.2  - Total compensation of the board of directors, statutory board of executive officers and fiscal council

Total compensation projected for the current Fiscal Year 12/31/2019 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	13.00	6.00	3.00	22.00
Number of members receiving compensation	12.00	6.00	3.00	21.00
Annual Fixed Compensation
Salary or pro-labore	11,611,102.16	28,572,735.87	684,000.00	40,867,838.03
Direct and indirect benefits	3,244,373.82	1,596,763.82	-	4,841,137.63
Participation in committees	-	-	-	0
Other	3,458,395.35	2,740,573.68	136,800.00	6,335,769.03
Description of other fixed compensation	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	13,376,392.27	-	13,376,392.27
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	2,435,558	17,754,085.00	-	20,189,643.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 03/2019.

Total Compensation	20,749,429.33	64,040,550.64	820,800.00	85,610,779.96

Total compensation of the Fiscal Year as of 12/2018 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	13.33	5.42	1.00	18.75
Number of members receiving compensation	12.33	5.42	1.00	17.75
Annual Fixed Compensation
Salary or pro-labore	9,376,179.12	37,267,214.67	228,000.00	46,871,393.79
Direct and indirect benefits	1,640,961.27	2,315,308.11	-	3,956,269.38
Participation in committees	-	-	-	-
Other	1,239,187.04	3,112,563.85	-	4,351,750.88
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	15,082,579.74	-	15,082,579.74
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	29,267,000.00	-	29,267,000.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº

03/2019.

Total Compensation	12,256,327.43	87.044.666,37	228,000.00	99.528.993,79

Total compensation of the Fiscal Year as of 12/31/2017 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	16.08	6.75	2.00	24.83
Number of members receiving compensation	15.08	6.75	2.00	23.83
Annual Fixed Compensation
Salary or pro-labore	5,797,408.00	26,434,798.61	456,000.00	32,688,206.61
Direct and indirect benefits	-	4,973,165.36	-	4,973,165.36
Participation in committees	-	-	-	-
Other	-	5,286,959.72	-	5,286,959.72
Description of other fixed compensation		INSS		INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	26,813,554.68	-	26,813,554.68
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	24,405,000.00	-	24,405,000.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 03/2019.

Total Compensation	5,797,408.00	87,913,478.37	456,000.00	94,166,886.37

Total compensation of the Fiscal Year as of 12/31/2016 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	14.58	6.83	-	21.41
Number of members receiving compensation	13.58	6.83	-	20.41
Annual Fixed Compensation
Salary or pro-labore	5,778,338.00	21,322,917.00	-	27,101,255.00
Direct and indirect benefits	-	4,712,181.00	-	4,712,181.00
Participation in committees	-	-	-	-
Other	-	4,488,555.00	-	4,488,555.00
Description of other fixed compensation		INSS		INSS
Variable Compensation
Bonus	1,350,000.00	-	-	1,350,000.00
Profit Sharing	-	16,684,368.00	-	16,684,368.00
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	23,112,124.00	-	23,112,124.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 03/2019.

Total Compensation	7,128,338.00	70,320,145.00	-	77,448,483.00

13.3   - Variable compensation of the Board of Directors, Executive Board and Fiscal Council

The members of the Board of Directors and Fiscal Council, when and if established, do not receive Variable Compensation for the exercise of their positions, except for the bonus paid, on an exceptional basis, to certain members of the Board of Directors and committees for their specific performance in certain extraordinary projects during the year of 2016, as described in chapter 13.1 above.

The table below presents the Variable Compensation of the members of the Board of Directors and Board of Executive Officers estimated for payment in 2019 and paid for the years of 2018, 2017 and 2016.

Amounts estimated for the year 2019:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members	6.00
Number of members receiving compensation	6.00
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – targets achieved	0
Profit Sharing
Minimum estimated amount	0
Maximum estimated amount	26,752,785
Estimated amount – targets achieved	13,376,392

Amounts paid for the year 2018:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members	5.42
Number of members receiving compensation	5.42
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – targets achieved	0
Profit Sharing
Minimum estimated amount	0
Maximum estimated amount	29,976,392
Estimated amount – targets achieved	14,988,196
Amount effectively recognized	15,082,580

Amounts paid for the year 2017:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members	6.75
Number of members receiving compensation	6.75

Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – targets achieved	0
Profit Sharing
Minimum estimated amount	0
Maximum estimated amount	45,670,882
Estimated amount – targets achieved	22,835,441
Amount effectively recognized	26,813,555

Amounts paid for the year 2016:

(Amounts in R$, as applicable)	Board of Directors	Board of Executive Officers
Number of members	14.58	6.83
Number of members receiving compensation	13.58	6.83
Bonus
Minimum estimated amount	0	0
Maximum estimated amount	0	0
Estimated amount – targets achieved	0	0
Amount effectively recognized	R$ 1,350,000	0
Profit Sharing
Minimum estimated amount	0	0
Maximum estimated amount	0	R$ 60,050,712
Estimated amount – targets achieved	0	R$ 30,025,356
Amount effectively recognized	0	R$ 16,684,368

13.4  – Compensation plan based in stocks of the Board of Directors and Statutory Board of Executive Officers

On May 9, 2014, our shareholders approved at an Extraordinary General Meeting (i) the discontinuance of the Stock Option Plan "Shares with Sugar" ("Old Stock Option Plan"), approved at an Extraordinary General Meeting held on December 20, 2006, for new stock option grants, without loss to already granted options, which remained in effect under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement (“Stock Option Plan”); and (iii) the creation of the Stock Option Compensation Plan and its respective standard grant agreement ("Compensation Plan" and, together with the Old Stock Option Plan and the Stock Option Plan, the "Plans"). The Extraordinary and Annual General Meeting held on April 24, 2015 also approved amendments to the Stock Option Plan and the Compensation Plan.

The section below describes the Plans that had options in effect as of December 31, 2018:

COMPENSATION PLAN

a.                  general terms and conditions

The Compensation Plan will be managed by the Company's Board of Directors, which established the Company's Human Resources and Compensation Committee to advise on the management of the Compensation Plan ("Committee").

The members of the Committee shall meet in order to grant stock options of the Compensation Plan series and, whenever necessary, to make decisions on issues raised with regard to the Compensation Plan.

Each series of granted options shall have the letter "B" followed by a number. In the fiscal year ended December 31, 2018, options granted in Series B3, B4 and B5 of the Compensation Plan were in effect.

The employees and executives of the Company are eligible to participate in the Compensation Plan, it being understood that the employees and executives of the companies belonging to GPA considered key executives ("Participant") may also participate, all being subject to the approval of the Board of Directors or Committee, as applicable.

Participation in the Compensation Plan does not affect the income to which the Participant is entitled as an employee and/or executive of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other compensation.

b.                  main purposes of the plan

The Compensation Plan establishes the conditions for the Company to grant stock options to its executives and employees, with the purpose of: (i) attracting and keeping as members of the Company (or, as applicable, GPA companies) executives and highly qualified professionals; (ii) facilitating the participation of the Company’s executives and employees (or, as the case may be, of GPA companies) in its capital and in the equity increases arising from the results to which said executives and employees contributed; (iii) stimulating the achievement of the Company's objectives; and (iv) aligning the interests of the Company's executives and employees or of GPA's companies with those of its shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

c.                  how the plan contributes to such purposes

The Compensation Plan contributes to the Company's objectives by encouraging the alignment of its long-term interests with the interests of its senior executives to achieve higher performance and appreciation of the Company.

d.                  how the plan is inserted in the compensation policy of the issuer

The Company believes that by giving the Participants the possibility to act like investors, it encourages the participation of such Participants in its management so as to create value for the Company and its shareholders.

e.                    How the plan aligns the interests of management and of the issuer in the short, medium and long term

By means of the Compensation Plan, the Company seeks to stimulate improvement in its management, in an attempt to gain commitment to long-term results. The improvement of these results and the appreciation of the shares issued by Company, in turn, maximize the profits of the Participants acting as investors together with the other shareholders.

f.                    maximum number of shares affected

Stock options granted pursuant to the Compensation Plan may confer acquisition rights on a number of shares not exceeding two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or to be issued under the Compensation Plan is subject to adjustments due to splits, grouping and dividends.

g.                    maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares contemplated by the Compensation Plan, as described in item (f) above.

Each stock option shall give the Participant the right to subscription or acquisition of one (1) preferred share issued by Company.

h.                    conditions for acquiring shares

The granting of stock options will be formalized by the signature between the Company and the Participant of the Stock option agreement, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and its payment conditions, in compliance with the Compensation Plan ("Stock Option Agreement").

For the purposes of the Compensation Plan, the date of the Committee's resolution on the series of options granted shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if subsequent to the date of the Committee’s resolution, agrees to join the Compensation Plan with the formalization of the Stock Option Agreement ("Grant Date").

The Participant who wishes to exercise their call options shall communicate to the Company, in writing and during the Exercise Period (as set forth in item (i) below), its intention to do so, indicating the number of options it wishes to exercise. Said communication shall comply with the exercise term model attached to the respective Stock Option Agreement ("Stock Option Exercise Term").

The Participant may exercise its call options in whole or in part, on one or more occasions, provided that for each exercise the corresponding Stock Option Exercise Term is submitted during the Exercise Period.

i.                    criteria for setting the acquisition or exercise price

The Exercise Price of each stock option granted under the Compensation Plan shall correspond to one cent (R$ 0.01) ("Exercise Price").

j.                    criteria to set the exercise term

The options granted to a Participant shall not be exercisable for a period of thirty-six (36) months as from the Grant Date ("Grace Period"), and they may only be exercised in the period beginning on the first day of the thirty-seventh (37th) month counted from the Grant Date, and ending on the last day of the forty-second (42nd) month counted from the Grant Date ("Exercise Period"), except for the early exercise events pursuant to item (n) and applicable sub items below, or as authorized by the Committee pursuant to the Plan.

k.                  settlement method

By the 30th day of the month in which the Stock Option Exercise Term is submitted, the Company shall inform the respective Participant in writing: (i) the total exercise price to be paid, calculated by multiplying the Exercise Price by the number of options informed by the Participant on the Stock Option Exercise Term; (ii) the date of delivery to the Participant of the shares subject to the exercise of options ("Share Purchase Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant shall pay the total exercise price, in local currency, through a payroll deduction, and the deadline shall be the tenth (10th) day prior to the Share Purchase Date.

l.                    restrictions on share transfers

The Compensation Plan does not set forth restrictions on the transfer or circulation of the shares obtained with the exercise of the options, except for the Board of Directors' authority to set forth such restrictions in the grant agreements it deems necessary.

m.                  criteria and events that, when detected, lead to suspension of, changes in or termination of the plan

The options granted on the terms of the Compensation Plan shall automatically be terminated, and all effects by operation of law shall cease to exist, in the following events: (i) by exercising them pursuant to item 6 of the Compensation Plan; (ii) after the lapse of the call option term;

(iii) by way of the mutual rescission of the Stock Option Agreement by mutual agreement between the Company and the Participant; (iv) if the Company is dissolved, liquidated or in the event of adjudicated bankruptcy; or (v) in the events set forth in item (n) below, subject to any specific conditions that the Committee may establish for certain Participants.

If the number, type and class of shares existing on the date of approval of the Compensation Plan are changed as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion of other shares issued by the Company, the Committee shall make the corresponding adjustment to the number, type and class of the shares subject to the options granted and respective exercise price, in order to prevent discrepancies in the application of the Compensation Plan.

n.                  effects of the departure of the administrator of the issuer over their rights under the stock-based compensation plan

In the event of dismissal of the Participant due to discharge, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted under the Compensation Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

(i)                 is dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office without breaching the manager’s obligations and duties, the Participant may exercise, within ten (10) days as from the date of dismissal, the number of options calculated pro rata temporis in relation to the Grace Period. If there is no exercise by the Participant within the aforementioned term, all non- exercised call options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(ii)               is dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office for breaching the manager’s obligations and duties, all exercisable or not yet exercisable, according to the respective Stock Option Agreement, as of the date of dismissal, shall be automatically extinguished by operation

57

of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(iii)                 withdraws from the Company (or any GPA company), as the case may be, voluntarily, by resigning from his/her employment, or from his/her manager position, all call options already exercisable or not yet exercisable, pursuant to the respective Stock Option Agreement, as of the date of withdrawal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(iv)               withdraws from the Company (or any GPA company), as the case may be, due to retirement, within 15 (fifteen) days as from the date of retirement, the Participant may exercise all call options in accordance with the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Compensation Plan. If there is no exercise by the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification; and

(v)             withdraws from the Company (or any GPA company), as the case may be, due to death or permanent disability, within thirty (30) days as from the date of death or permanent disability statement, as the case may be, the heirs and legal successors of the Participant, as applicable, may exercise all call options pursuant to the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Compensation Plan. If there is no exercise by the heirs or legal successors of the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification.

STOCK OPTION PLAN

a.                  General terms and conditions

The Stock Option Plan will be managed by the Company's Board of Directors, which established the Company's Human Resources and Compensation Committee to advise on the management of the Stock Option Plan ("Committee").

The members of the Committee shall meet in order to grant stock options of the Stock Option Plan with regard to the Stock Option Plan and, whenever necessary, to make decisions on issues raised with regard to the Stock Option Plan.

Each series of granted options shall have the letter "C" followed by a number. In the fiscal year ended December 31, 2018, options granted in Series C3, C4 and C5 of the Stock Option Plan were in effect.

The employees and executives of the Company are eligible to participate in the Stock Option Plan, it being understood that the employees and executives of the companies belonging to GPA deemed key executives ("Participant") may also participate, all being subject to the approval of the Board of Directors or the Committee, as applicable.

Participation of the Participant in the Stock Option Plan does not affect the compensation to which the Participant is entitled as an employee and/or executive of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other compensation.

b.                    Main purposes of the plan

The Stock Option Plan establishes the conditions for the Company to grant stock options to its executives and employees, with the purpose of: (i) facilitating the participation of the Company’s executives and employees or GPA companies in the Company's capital and in the equity increases arising from the results to which said executives and employees contributed;

(iii) stimulating the achievement of the Company's objectives; and (iii) aligning the interests of the Company's executives and employees or of GPA companies with the Company’s shareholders.

c.                    How the plan contributes to such purposes

The Stock Option Plan contributes to the Company's objectives by encouraging the alignment of its long-term interests with the interests of its senior executives to achieve higher performance and appreciation of the Company.

d          How the plan is inserted in the compensation policy of the issuer

The Company believes that by giving the Participants the possibility to act like investors, it encourages the participation of such Participants in its management so as to create value for the Company and its shareholders.

e.                    How the plan aligns the interests of management and of the company in the short, medium and long term

By means of the Stock Option Plan, the Company seeks to stimulate improvement in its management, in an attempt to gain commitment to long-term results. The improvement of these results and the appreciation of the shares issued by Company, in turn, maximize the profits of the Participants acting as investors together with the other shareholders of Company.

f.                     Maximum number of shares affected

Stock options granted pursuant to the Stock Option Plan may confer acquisition rights on a number of shares not exceeding two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or to be issued under the Stock Option Plan is subject to adjustments due to splits, grouping and dividends.

g.                    Maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares contemplated by the Stock Option Plan, as described in item (f) above.

Each stock option shall give the Participant the right to subscription or acquisition of one (1) preferred share issued by Company.

h.                    Conditions for acquiring shares

The granting of stock options shall be formalized by the signature between the Company and the Participant of the Stock Option Agreement, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and its payment conditions, in compliance with the Stock Option Plan ("Stock Option Agreement").

For the purposes of the Stock Option Plan, the date of the Committee's resolution on the series of options granted shall be the date on which the options shall be deemed to have been granted to the respective Participants, provided that the Participant, even if subsequent to the date of the

Committee’s resolution, agrees to join the Stock Option Plan with the formalization of the Stock Option Agreement ("Grant Date").

The Participant who wishes to exercise their call options shall communicate to the Company, in writing and during the Exercise Period (as set forth in item (i) below), its intention to do so, indicating the number of options it wishes to exercise. Said communication shall comply with the exercise term model attached to the respective Stock Option Agreement ("Stock Option Exercise Term").

The Participant may exercise its call options in whole or in part, on one or more occasions, provided that for each exercise the corresponding Stock Option Exercise Term is submitted during the Exercise Period.

i.                    Criteria for setting the acquisition or exercise price

The Exercise Price of the stock option for each series granted under the Stock Option Plan shall be equal to eighty percent (80%) of the average closing price of the preferred shares issued by the Company traded in the last twenty (20) biddings of B3 prior to the date of the Committee's meeting which decides on the granting of the options of that series ("Exercise Price").

j.                     Criteria to set the exercise term

The options granted to a Participant shall not be exercisable for a period of thirty six (36) months as from the Grant Date ("Grace Period"), and they may only be exercised in the period beginning on the first day of the thirty-seventh (37th) month counted from the Grant Date, and ending on the last day of the forty-second (42nd) month counted from the Grant Date ("Exercise Period"), except for the early exercise events pursuant to item (n) and applicable sub items below, or as authorized by the Committee pursuant to the Plan.

k.                  settlement method

By the 30th day of the month in which the Stock Option Exercise Term is submitted, the Company shall inform the respective Participant in writing: (i) the total exercise price to be paid, calculated by multiplying the Exercise Price by the number of options informed by the Participant on the Stock Option Exercise Term; (ii) the date of delivery to the Participant of the shares subject to the exercise of options ("Share Purchase Date"); and (iii) the period in which the Participant shall pay the total exercise price, in cash, by means of a check or electronic transfer to the bank account held by the Company, and the deadline shall be the tenth (10th) day prior to the Share Purchase Date.

l.                    Restrictions on share transfers

For a period of one hundred eighty (180) days as from the Share Purchase Date, the Participant shall be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of all or any of the shares acquired through the exercise of the call option under the Stock Option Plan.

m.                    Criteria and events that, when detected, lead to suspension of, changes in or termination of the plan

Without prejudice to any provision to the contrary in the Stock Option Plan, the options granted pursuant to the terms of the Stock Option Plan shall automatically be terminated, and all effects by operation of law shall cease to exist, in the following events: (i) by exercising them  pursuant to item 6 of the Stock Option Plan; (ii) after the lapse of the call option term; (iii) by way of the mutual rescission of the Stock Option Agreement by mutual agreement between the Company and the Participant; (iv) if the Company is dissolved, liquidated or in the event of adjudicated bankruptcy; or (v) in the events set forth in item (n) below, under conditions that the Committee may establish to certain Participants.

If the number, type and class of shares existing on the date of approval of the Stock Option Plan are changed as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion of other shares issued by the Company, the Committee shall make the corresponding adjustment to the number, type and class of the shares subject to the options granted and respective exercise price, in order to prevent discrepancies in the application of the Stock Option Plan.

n.                  effects of the departure of the administrator of the issuer over their rights under the stock-based compensation plan

In the event of dismissal of the Participant due to discharge, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted under the Stock Option Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Stock Option Plan, the Participant:

(i)                 dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office without breaching the manager’s obligations and duties, the Participant may exercise, within ten (10) days as from the date of dismissal, the number of options calculated pro rata temporis in relation to the Grace Period. If there is no exercise by the Participant within the aforementioned term, all non-exercised call options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(ii)               dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office for breaching the manager’s obligations and duties, all exercisable or not yet exercisable, pursuant to the respective Stock Option Agreement, as of the date of dismissal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(iii)             withdraws from the Company (or any GPA company), as the case may be, voluntarily, by resigning from his/her employment, or from his/her manager position, all call options already exercisable or not yet exercisable, according to the respective Stock Option Agreement, as of the date of withdrawal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

(iv)             withdraws from the Company (or any GPA company), as the case may be, due to retirement, within fifteen (15) days as from the date of retirement, the Participant may exercise all call options in accordance with the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If there is no exercise by the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification; and

(v)                 withdraws from the Company (or any GPA company), as the case may be, due to death or permanent disability, within thirty (30) days as from the date of death or permanent disability statement, as the case may be, the heirs and legal successors of the Participant, as applicable, may exercise all call options pursuant to the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If there is no exercise by the heirs or legal successors of the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification.

13.5 – Stock-based compensation of the Board of Directors and Statutory Board

Tables below indicate stock-based compensation recognized in our result for the last three (3) fiscal years and the stock-based compensation estimated for the current fiscal year, for the Board of Directors and the Board of Executive Officers.

Stock-based compensation estimated for the fiscal year of 2019
Companhia Brasileira de Distribuição
Board of
	Directors	Board of Executive Officers
Total number of members	13.00	6.00
number of members receiving compensation	1.00	6.00
Weighted average exercise price:
(a) Outstanding options at the beginning of		77.27 (C2)
the fiscal year		0.01 (B3)
37.21 (C3)
0.01 (B4)
56.78 (C4)
0.01 (B5)
62.61 (C5)
	0.01 (B6)	0.01 (B6)
75.79 (C6)¹

(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a
Potential dilution in the event of all options
granted being exercised	0.06%¹	0.57%¹

[1] The dilution shown is an estimate considering the inclusion of options to be granted this year (B6, C6) and is subject to change, depending on the price of shares on the stock exchange on the grant date.

Stock-based compensation - fiscal year ended 12/31/2018:
Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	13.33	5.42
number of members receiving compensation	0	5.42
Weighted average exercise price:

(a) Outstanding options at the beginning of the		0.01 (B2)
fiscal year		77.27 (C2)
0.01 (B3)
37.21 (C3)
	n/a	0.01 (B4)
56.78 (C4)
0.01 (B5)
62.61 (C5)
(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year		0.01 (B2)
	n/a	0.01 (B3)
0.01 (B4)
0.01 (B5)
d) Options expired during the fiscal year	n/a	0
Potential dilution in the event of all options	n/a	0.47%
granted being exercised

Stock-based compensation - fiscal year ended 12/31/2017:
Companhia Brasileira de Distribuição

	Board of Directors	Board of Executive
Officers
Total number of members	16.08	6.75
number of members receiving compensation	0	6.75
Weighted average exercise price:
(a) Outstanding options at the beginning of the		0.01 (A7 Gold)
fiscal year		80.00 (A7 Gold)
0.01 (B1)
83.22 (C1)
0.01 (B2)
	n/a	77.27 (C2)
0.01 (B3)
37.21 (C3)
0.01 (B4)
56.78 (C4)
(b) Options lost during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year		0.01 (B1)
83.22 (C1)
0.01 (B2)
	n/a	0.01 (B3)
37.21 (C3)
0.01 (B4)
56.78 (C4)
d) Options expired during the fiscal year	n/a	0

Potential dilution in the event of all options	n/a	0.95%
granted being exercised

Stock-based compensation - fiscal year ended 12/31/2016:
Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive

Officers
Total number of members	14.83	6.83
number of members receiving compensation	0	5
Weighted average exercise price:
(a) Outstanding options at the beginning of the		0.01 (A7 Gold)
fiscal year		80.00 (A7 Gold)
0.01 (B1)

	n/a	83.22 (C1)
0.01 (B2)
77.27 (C2)
0.01 (B3)
37.21 (C3)
(b) Options lost during the fiscal year	n/a	0

(c) Options exercised during the fiscal year	n/a	0.01 (B2)
0.01 (B3)
d) Options expired during the fiscal year	n/a	0

Potential dilution in the event of all options	n/a	0.24%
granted being exercised

For each grant recognized in the result of the last three (3) fiscal years and the current fiscal year:

Series A7:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

	Board of Directors	Board of Executive
Officers
Stock options grant	No	Yes
Grant Date	N/A	03/15/2013
Number of options granted		12,969 (Silver)
	N/A	12,961 (Gold)
Term for the options to become exercisable	N/A	03/31/2016
Maximum term to exercise the options	N/A	03/31/2017
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per		R$ 25.59 (Silver)
N/A
option)		R$ 105.58 (Gold)

Series B1:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

	Board of Directors	Board of Executive
Officers
Stock options grant	No	Yes
Grant Date	N/A	05/30/2014
Number of options granted	N/A	23,752
Term for the options to become exercisable	N/A	06/01/2017
Maximum term to exercise the options	N/A	11/30/2017
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per option)	N/A	R$ 101.83

Series C1:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Board of Directors		Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/30/2014
Number of options granted	N/A	23,750
Term for the options to become exercisable	N/A	06/01/2017
Maximum term to exercise the options	N/A	11/30/2017
Lock-up period	N/A	180 days
Fair value of the options on the Grant Date (per option)	N/A	R$ 17.78

Series B2:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Board of Directors		Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/29/2015
Number of options granted	N/A	107,674
Term for the options to become exercisable	N/A	06/01/2018
Maximum term to exercise the options	N/A	11/30/2018
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per option)	N/A	R$ 34.60

Series C2:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Board of Directors		Board of Executive Officers
Stock options grant	No	Yes
Grant Date	N/A	05/29/2015
Number of options granted	N/A	107,662
Term for the options to become exercisable	N/A	06/01/2018
Maximum term to exercise the options	N/A	11/30/2018
Lock-up period	N/A	180 days
Fair value of the options on the Grant Date (per option)	N/A	R$ 85.64

Series B3:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes

Grant Date	N/A	05/31/2016
Number of options granted	N/A	356.760
Term for the options to become exercisable	N/A	06/01/2019
Maximum term to exercise the options	N/A	11/30/2019
Lock-up period	N/A	N/A

Fair value of the options on the Grant Date (per	N/A	R$ 40.44
option)

Series C3:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

	Board of Directors	Board of Executive
Officers
Stock options grant	No	Yes
Grant Date	N/A	05/31/2016
Number of options granted	N/A	356.760
Term for the options to become exercisable	N/A	06/01/2019
Maximum term to exercise the options	N/A	11/30/2019
Lock-up period	N/A	180 days
Fair value of the options on the Grant Date (per
option)	N/A	R$ 16.98

Series B4:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

	Board of Directors	Board of Executive
Officers
Stock options grant	No	Yes
Grant Date	N/A	05/31/2017
Number of options granted	N/A	238,581
Term for the options to become exercisable	N/A	06/01/2020
Maximum term to exercise the options	N/A	11/30/2020
Lock-up period	N/A	N/A
Fair value of the options on the Grant Date (per
option)	N/A	R$ 68.97

Series C4:
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Board of Executive
	Board of Directors	Officers
Stock options grant	No	Yes
Grant Date	N/A	05/31/2017
Number of options granted	N/A	238,581
Term for the options to become exercisable	N/A	06/01/2020
Maximum term to exercise the options	N/A	11/30/2020
Lock-up period	N/A	180 days

Fair value of the options on the Grant Date (per	N/A	R$ 30.74
option)

Series B5:
Companhia Brasileira de Distribuição

	Board of Directors	Board of Executive
Officers
Stock options grant	No	Yes
Grant Date	n/a	05/31/2018
Number of options granted	n/a	276,664
Term for the options to become exercisable	n/a	05/31/2021
Maximum term to exercise the options	n/a	11/30/2021
Lock-up period	n/a	n/a
Fair value of the options on the Grant Date (per
option)	n/a	R$ 78.52

Series C5:
Companhia Brasileira de Distribuição

	Board of Directors	Board of Executive
Officers
Stock options grant	No	Yes
Grant Date	n/a	31/05/2018
Number of options granted	n/a	276,664
Term for the options to become exercisable	n/a	31/05/2021
Maximum term to exercise the options	n/a	30/11/2021
Lock-up period	n/a	180 days
Fair value of the options on the Grant Date (per
option)	n/a	R$ 35.66

13.6 - Outstanding Options of the Board of Directors and the Statutory Board of Executives, at the end of the last fiscal year.

The members of our Board of Directors were not eligible for our Stock Option Plan and stock-based compensation plan in 2018. The table below presents the stock-based compensation paid to our Board of Executive Officers in 2018.

Amounts for the year 2018:

	Board of Executive Officers
Total number of members
Number of members receiving				5.42
compensation				5.42
Regarding each grant of options:*:*	Series B2	Series C2	Series B3	Series C3	Series B4	Series C4	Series B5	Series C5
Grant Date	05/29/2015	05/29/2015	05/31/2016	05/31/2016	05/31/2017	05/31/2017	05/31/2018	05/31/2018
Number of options granted (in No. of shares)	107,674	107,662	356,760	356,760	238,581	238,581	276,664	276,664
Term for the options to become exercisable	06/01/2018	06/01/2018	06/01/2019	06/01/2019	06/01/2020	06/01/2020	06/01/2021	06/01/2021
Maximum term to exercise the options	11/30/2018	11/30/2018	11/30/2019	11/30/2019	11/30/2020	11/30/2020	11/30/2021	11/30/2021
Lock-up period	N/A	180 days	N/A	180 days	N/A	180 days	N/A	180 days
Weighted average exercise price of each of the
following groups of shares:
Outstanding at the beginning of the fiscal year (R$,
per share)	0.01	77.27	0.01	37.21	0.01	56.78	0.01	62.61
Lost during the fiscal year (R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the fiscal year (R$, per share)	0.01	N/A	0.01	N/A	0.01	N/A	0.01	N/A
Expired during the fiscal year (R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the Grant Date (R$, per
share)	85.64	34.6	40.44	16.98	68.97	30.74	78.52	35.66
Potential dilution in the event the options are exercised	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

13.7 - Options exercised and shares delivered related to stock-based compensation of the Board of Directors and Statutory Board of Executive Officers

The members of our Board of Directors have not been eligible for our Stock Option Plan and our stock-based compensation plan in 2016, 2017 and 2018. The tables below present the options that have been exercised and the shares delivered to the members of the Company’s Board of Executive Officers in 2016, 2017 and 2018.

Shares associated to the exercise of the stock options are delivered on the date of the relevant exercise and each option entitles the holder to one share. Thus, there is no difference between the exercised options and the shares delivered for the years of 2016, 2017 and 2018.

Amounts for the year 2018

	Board of Executive
	Officers
Number of members receiving
compensation (who exercised their options)		4
Regarding exercised and delivered	Series
shares:	B2	Series B5
Number of shares	25,704	94,879
Weighted average exercise price (R$, per
share)	0.01	0.01
Total difference between the exercise value
and market value of shares related to options
exercised (R$, per share)	80.00	80.18

Amounts for the year 2017
	Board of Executive Officers
Number of members receiving
compensation (who exercised their options)		4
Regarding exercised and delivered	Series
shares:	B1	Series C3	Series B4
Number of shares	23,750	109,195	145,212
Weighted average exercise price (R$, per
share)	0.01	37.21	0.01
Total difference between the exercise value
and market value of shares related to options
exercised (R$, per share)	74.48	40.70	74.48

Amounts for the year 2016
	Board of Executive Officers
Number of members receiving
compensation (who exercised their
options)
Regarding exercised and
delivered shares:	Series B2	Series B3
Number of shares
	81,970	218,390
Weighted average exercise price
(R$, per share)
	0.01	0.01
Total difference between the
exercise value and market value of
shares related to options exercised
(R$, per share)	57.27	52.32

13.8 - Information necessary to understand the data disclosed in items 13.6 to 13.7 - pricing method of the value of shares and options

a.                   pricing model

The fair value of each option granted is estimated at the grant date based on the Black-Scholes option pricing model.

b.                  data and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, option period, expected dividends and risk-free interest rate

The fair value of each option granted is estimated on the Grant Date using the Black-Scholes-Merton model of option pricing, taking into account the following assumptions, regarding the options effective in 2018:

As of the Grant Date
Weighted average price of shares (per share), as per average value of the last 20 auctions in relation to the Grant Date	Series B2: R$ 93.37 Series C2: R$ 93.37 Series B3: R$ 46.51 Series C3: R$ 46.51 Series B4: R$ 70.98 Series C4: R$ 70.98 Series B5: R$ 78.26 Series C5: R$ 78.26
Exercise Price	Series B2: R$ 0.01 Series C2: R$ 77.27 Series B3: R$ 0.01 Series C3: R$ 37.21 Series B4: R$ 0.01 Series C4: R$ 56.78 Series B5: R$ 0.01 Series C5: R$ 62.61
Restated updated volatility	36.52%
Life period of options	3 years
Expected dividends	0.41%
Risk-free interest rate	9.29%
Fair value of the option on the Grant Date (per option)	See item 13.6 above.

c.                   method used and assumptions made to incorporate the expected effects of early exercise

The Company does not take into account, for purposes of option pricing, the early exercises resulted from dismissal, death or disability of the beneficiary, as well as from corporate events.

The Company has adopted the assumption that the options will be exercised from the moment in which they become exercisable. Thus, the life period of options adopted for calculation is 3 years, according to the granting series and associated vesting periods.

d.                  method of determining expected volatility

For the calculation of the expected volatility, we used standard deviation of the natural logarithm of historical daily variations of the price of shares issued by our Company, according to the effective period of the options.

e.                   other characteristics incorporated in the calculation of the options’ fair value

There are no additional characteristics to report in this item.

13.9 - Interest held by members of the Board of Directors, the statutory Board of Executive Officers and the Fiscal Council

a.       Shares or quotas directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controllers companies, subsidiaries or companies under common control.

Board of Directors                            501,022 shares issued by CBD

Board of Executive Officers 39,755 shares issued by CBD

Fiscal Council                        0

b.      Other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlled companies, subsidiaries or companies under common control.

Board of Directors                            0

Board of Executive Officers 0

Fiscal Council                        0

13.10      - Information on pension plans for members of the Board of Directors and Statutory Board of Executive Officers

The table below presents information related to the private pension plans in force and conferred to the members of our management.

	Board of Directors	Board of Executive Officers
Number of members	13.00	6.00
Number of members receiving compensation [1]	0.75	3.25
Name of the Plan	Private Pension Plan of Pão de Açúcar Group with Brasilprev Seguros e Previdência S.A.
Number of managers who have the conditions to retire	None
Conditions for anticipated retirement

-  To be, at least, 60 years old;

-  To have, at least, 10-year bond with Pão de Açúcar Group;

-  To have contributed with the Pension Plan for, at least, 5 years; and

-  To have ended the bond with Pão de Açúcar Group.

Updated amount of the contributions accumulated in the pension plan, until the end of the past fiscal year, less the portion of contributions made directly by the executives (in R$)		R$ 3,914,142.17
Total accumulated amount of contributions made during the last fiscal year, less the portion of contributions made directly by the executives (in R$)		R$ 683,002.57

Possibility and conditions for early redemption:

The early redemption is possible, in the event of dismissal/withdrawal of the beneficiary from our Company. As for the redemption of contributions performed by our Company, the reserve balance shall be released according to the following ratio:

- No redemption, if he/she has contributed for less than 5 years;

-  Redemption of 50% of the balance, if he/she has contributed for 5 to 6 years;

-  Redemption of 60% of the balance, if he/she has contributed for 6 to 7 years;

-  Redemption of 70% of the balance, if he/she has contributed for 7 to 8 years;

-  Redemption of 80% of the balance, if he/she has contributed for 8 to 9 years;

-  Redemption of 90% of the balance, if he/she has contributed for 9 to 10 years; e

       - Redemption of 100% of the balance, if he/she has contributed for more than 10 years.

1 The number of members of our Board of Executive Officers receiving compensation of private pension plan, reported in the table above, corresponds to the annual average number of Officers receiving compensation that is monthly assessed, as shown below:

Month	Number of Members of the Board of Directors	Number of Members of the Board of Executive Officers
January	0	4
February	0	4
March	0	4
April	1	3
May	1	3
June	1	3
July	1	3
August	1	3
September	1	3
October	1	3
November	1	3
December	1	3
Total	9	39
Total number of members / 12	0.75	3.25

13.11      - Maximum, minimum and average compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Highest, lowest and average individual compensation on 12/31/2018
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total members	13.33	5.42	1.00
Numbers of members receiving compensation	12.33	5.42	1.00
Highest compensation (R$)*	6,380,144	29,525,905	76,000
Lowest compensation (R$)**	92,400	1,587,723	76,000
Average compensation (R$)	893,282	15.112.012	228,000
Note:

*The highest annual individual compensation of each body was received by members who exercised their functions at the Company for 12 months.

**The calculation of the lowest annual individual compensation of each body excludes who exercised the position for less than 12 months.

Highest, lowest and average individual compensation on 12/31/2017
Board of Directors	Statutory Board of Executive Officers	Fiscal Council

Total members	16.08	6.75	2.00
Numbers of members receiving compensation	15.08	6.75	2.00
Highest compensation (R$)*	617,700	49,727,847	152,000
Lowest compensation (R$)**	180,000	1,552,035	152,000
Average compensation (R$)	384,444	13,024,219	228,000
Note:

*The highest annual individual compensation of each body was received by members who exercised their functions at the Company for 12 months.

**The calculation of the lowest annual individual compensation of each body excludes members who exercised the position for less than 12 months.

Highest, lowest and average individual compensation on 12/31/2016
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council***
Total members	14.58	6.83	-
Numbers of members receiving compensation	13.58	6.83	-
Highest compensation (R$)*	955,715	34,500,800	-
Lowest compensation (R$)**	27,084	1,158,363	-
Average compensation (R$)	524,914	10,295,810	-
Note:

*The highest annual individual compensation of each body was received by members who exercised their functions at the Company for 12 months.

**The calculation of the lowest annual individual compensation of each body excludes members who exercised the position for less than 12 months.

*** In 2016, Fiscal Council was not established.

13.2      - Compensation or indemnification mechanisms for officers in the event removal from office or retirement

As on December 31, 2018, the Company did not have contractual arrangements, insurance policies  or other instruments that structure compensation mechanisms or indemnification for managers in place, in the event of dismissal or retirement.

13.3     - Percentage of total compensation held by executives and members of the Fiscal Council that are related parties to the controlling shareholders of the Company

Amounts for the year 2018:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
18.91%	0%	0%	2.14%

Amounts for the year 2017:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
36,67%	0%	0%	2,26%

Amounts for the year 2016:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
31.87%	0%	0%	3.12%

13.14      - Compensation of members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council received due to any reason other than the position he/she holds (amounts recognized in the Company’s profit or loss)

Amounts for the year 2018

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year 2017

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year 2016

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.15          Compensation of members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council, specifying how these amounts were attributed to these individuals (amounts recognized in profit or loss of direct or indirect controlling shareholders of joint ventures or subsidiaries of the Company)

Amounts for the year 2018

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year 2017

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year 2016

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.16          Other material information

Not applicable, since all the material information applicable to this topic was already disclosed in the above items.

********************

IV.              INVESTMENT PLAN FOR FISCAL YEAR 2019

As described in section 10.8 of the "Appendix to the Management's Proposal - Company's Financial Condition" of Chapter 3 (A) I hereinabove, the Company's Management proposes an Investment Plan for Multivarejo, GPA Malls and Assaí for fiscal year 2019 in the total amount of up to R$ 1.8 billion, for (i) conversion, opening and renovation of stores; and (ii) IT infrastructure, logistics and other efficiency improvement projects. Such amount does not include the Investment Plan for Via Varejo and its subsidiaries.

********************

(B)         EXTRAORDINARY GENERAL MEETING

I.              RECTIFICATION AND RATIFICATION OF THE ANNUAL GLOBAL REMUNERATION OF THE COMPANY'S BOARD OF EXECUTIVE OFFICERS FOR FISCAL YEAR 2018

At the Annual and Extraordinary General Meeting held on April 27, 2018 ("AGM and EGM of 2018"), the proposal for the global compensation of the Board of Directors and the Fiscal Council of up to R$ 85,334,341.69, was approved, distributed as follows: (i) up to R$ 71,324,818.03 for the Board of Executive Officers, (ii) up to R$ 13,188,723.66 for the Board of Directors, and (iii) up to R$ 820,800.00 for the Fiscal Council, if established.

Over year 2018, the Company's Management revisited the projections contained in the proposal for the global compensation of the Management and Fiscal Council members approved at the AGM and EGM of 2018, and it was concluded that, if all payments for which the Company had undertaken itself were made, the projections be insufficient to pay the amount of R$ 15,719,848.34 to the Board of Executive Officers (considering a total amount of R$ 87,044,666.37 vis-à-vis the amount approved at the AGM and EGM of 2018 of R$ 71,324,818.03 ).

It is worth emphasizing that the Company's Management did not make any payment that exceeds the budget approved by the shareholders at the AGM and EGM of 2018 up to the present moment.

The Board's budget inconsistency was due to long-term incentive contracts granted to executives, in the context of maintaining the right in contracts of the same nature, granted by the Company's subsidiaries, when the beneficiary was a member of such subsidiary.

For the reasons set forth above, the Company's Management proposes that the resolution approved at the AGM and EGM of 2018 regarding the annual global compensation (i) of the Board of Executive Officers from up to  R$  71,324,818.03  be  rectified  and  ratified  to  the  total  amount  of  up  to  R$ 87,044,666.37; and (ii) consequently, such amount for the Management members is also rectified and  ratified  from  the  amount   of   up  to  R$  85,334,341.69   to  the  total  amount   of   up  to    R$ 99.528.993,79.

Lastly, it should be highlighted that section 13 of the Reference Form, which is included in  Appendix 3(A)III of this Proposal, already includes amounts effectively recognized in the fiscal year.

********************

II.              PROPOSAL TO AMEND THE STOCK OPTION PLANS AND EQUITY COMPENSATION PLAN OF THE COMPANY

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting of Shareholders the creation of the Stock Option Plan and its corresponding standard grant agreement ("Stock Option Plan") and the creation of the Equity Compensation Plan and its corresponding standard grant agreement (the "Equity Compensation Plan" and, together with the Stock Option Plan, they are hereinafter referred to as the "Plans"). Amendments to such Plans were approved at an Annual and Extraordinary General Meeting held on April 24, 2015, and both of them are effective until December 31, 2019.

In view of the near maturity of the Plans currently in force, the Company's Management proposes to amend such Plans, to be effective for an indeterminate term, in order to continue: (i) to allow for that the Management members and employees of the Company or companies making part of the Pão de Açúcar Group can participate in the Company's capital stock and in the equity accruals arising from the earnings to which such Management members and employees have contributed; (ii) to stimulate the achievement of the Company's corporate purposes; and (iii) to align the interests of the Management members and employees of the Company or Pão de Açúcar Group companies with those of the Company's shareholders.

In compliance with article 13 of CVM Instruction 481/09, the Management hereby submits: (i) descriptions of the changes to the Stock Option Plan and the Equity Compensation Plan, containing the information required by Appendix 13 of CVM Instruction 481/09 , in Annex 3(B)II(a) and  Annex 3(B)II(b), respectively; and (ii) the restated versions of the Stock Option Plan and the Equity Compensation Plan reflecting the highlighted proposed changes in Annex 3(B)II(c) and Annex 3(B)II(d), respectively, of this Proposal.

********************

Annex 3(B)II(a)
Description of the Stock Option Plan
(Appendix 13 of the CVM Instruction 481/09)

1.         Provide copy of proposed plan

The restated/consolidated version of such Stock Option Plan reflecting the highlighted proposed changes, can be found in Annex 3(B)II(c) of this Proposal.

2.         Inform the main characteristics of the proposed plan, detailing:

a.         Potential beneficiaries

There are no changes in the Stock Option Plan with respect to this matter.

The Company's employees and Management members continue to be eligible to participate in the Stock Option Plan, and the employees and Management members of the companies belonging to the Pão de Açúcar Group who are considered as key executives ("Participants") can also take part in such Stock Option Plan, all of which are subject to approval by the Company's Board of Directors or by the Company's Human Resources and Remuneration Committee (the "Committee"), as  applicable.

b.         Maximum number of options to be granted

There are no changes in the Stock Option Plan with respect to this matter.

The maximum number of options to be granted is still limited to the maximum number of shares covered by the Stock Option Plan, as described in section 2(c) below. Each stock option will give the Participant the right to subscribe or acquire one (1) preferred share issued by the Company.

c.         Maximum number of shares covered by such Plan

There are no changes in the Stock Option Plan with respect to this matter.

The stock options granted under the Stock Option Plan may grant acquisition rights over a number of shares that do not exceed 2% (two percent) of the total number of preferred shares issued by the Company. The total number of shares issued or to be issued under the Stock Option Plan shall always comply with the Company's authorized capital limit, as the case may be, and is subject to adjustments due to split-ups, grouping, and bonuses.

d.         Acquisition conditions

There are no changes in the Stock Option Plan with respect to this matter.

The granting of stock options will be formalized by the signature between the Company and the Participant of the stock option agreement, which shall specify the total number of shares subject to the corresponding stock option, the term and conditions to effectively acquire to right to exercise the stock option, the conditions for such exercise, the acquisition price and the conditions for its payment, subject to the provisions of the Stock Option Plan (the "Stock Option Agreement").

For the purposes of such Stock Option Plan, the date of the deliberation made by the Committee of the series of options granted shall be the date on which such options shall be deemed to have been granted to the corresponding Participants, provided that every Participant, even if on a date subsequent to the date of deliberation by the Committee, have agreed to make part of the Option Plan by formalizing the Stock Option Agreement (the "Date of Granting").

The Participant wishing to exercise its call options must inform the Company in writing during the Exercise Period (as defined in section 2(f) below) of its intention to do so, indicating the number of options such Participant wishes to exercise. Such information to the Company shall follow the model of the option exercise agreement attached to the corresponding Stock Option Agreement (the "Option Exercise Agreement").

The Participant may exercise its purchase options in whole or in part, on one or more occasions, provided that for each exercise the Participant must send the corresponding Option Exercise Agreement during the Exercise Period.

e.         Detailed criteria for setting the strike price

There are no changes in the Stock Option Plan with respect to this matter.

For each series of options granted under the Stock Option Plan, the strike price/exercise price of each stock purchase option shall correspond to 80% of the average closing price of trading sessions of the preferred shares issued by the Company during the last 20 (twenty) trading sessions of B3 S.A.(B3 is the major stock exchange of Sao Paulo, Brazil) prior to the date of convening the meeting of the Committee that decides to grant the options of that series (the "Strike Price").

f.         Criteria for determining the term of exercise

There are no changes in the Stock Option Plan with respect to this matter.

The options granted to a Participant will not be able to be exercised for a period of 36 (thirty-six) months from the Date of Granting ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Date of Granting, and ends on the last day of the 42nd (forty-second) month from the Date of Granting (the "Exercise Period").

g.         Way of settling stock options

There are no changes in the Stock Option Plan with respect to this matter.

Up to the 30th (thirtieth) day of the month in which the Company receives the Option Exercise Agreement, the Company shall inform to the corresponding Participant in writing:

(i)        the total strike price to be paid, resulting from the multiplication of the Exercise Price (as defined hereinbelow) by the number of options informed by the Participant in the Option Exercise Agreement;

(ii)               the date of delivery to the Participant of the shares subject to the exercise of such options, which shall occur after the by the Board of Directors approve the capital stock increase arising from the exercise of the corresponding options, within the authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Agreement ("Share Acquisition Date");

(iii)             the number of shares to be delivered to the Participant; and

(iv)             the period in which the Participant shall pay the total exercise price, in cash, by means of a check or electronic bank transfer available to the bank deposit account held by the Company, observing that the payment deadline will always be the 10th (tenth) day prior to the Share Acquisition Date.

For the period of 180 (one hundred and eighty) days from the Share Acquisition Date, the Participant shall be prohibited from directly or indirectly selling, assigning, exchanging, transferring, conferring to the capital of another company, granting an option, or even entering into any act or agreement that results or may result in the direct or indirect sale, by any price or even free of charge, of all or any of the shares acquired by the exercise of the purchase option under the Stock Option Plan.

h.         Criteria and events that, when found, will cause the suspension, change, or termination of the plan

There are no changes in the Stock Option Plan with respect to this matter.

Without prejudice to any provision to the contrary set forth in the Stock Option Plan, the options granted shall automatically terminate, and all effects thereof will cease to have effect for all legal purposes in the following cases:

(i)                 through its full exercise, as set forth in section 6 of the Stock Option Plan, as described in sections 2(d), 2(f) and 2(g) above;

(ii)               after the expiration of the effective term of the stock option;

(iii)             upon the termination of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)             if the Company is dissolved, liquidated or declared bankrupt; or

(v)               in the cases provided for in section 9.2 of the Stock Option Plan.

In the event any Participant is severed whether by dismissal, for cause or not, resignation or removal from office, retirement, permanent disability or death, the rights entitled to such severed Participant under the Stock Option Plan may be extinguished or modified, subject to the provisions of section 9.2 of the Stock Option Plan.

If the number, type and class of shares existing on the date of approval of the Stock Option Plan are eventually changed as a result of bonuses, splits, reverse splits, conversion of shares of one kind or class into another or conversion into shares of other securities issued by the Company, the Committee shall be responsible for performing the corresponding adjustment in the number and class of shares subject to the options granted and on their corresponding strike price, in order to avoid distortions in the application of the Stock Option Plan.

3.         Justify the proposed plan, explaining:

a.         The main goals of the plan

The Stock Option Plan provides for the conditions for the Company to continue granting stock options to the Participants, having as purposes:

(i)        attracting to and keeping in the Company (or, as the case may be, the companies belonging to the Pão de Açúcar Group) highly-skilled executives and professionals;

(ii)      providing for the participation of Management members and employees of the Company or of companies belonging to the Pão de Açúcar Group in the Company's capital stock and in the equity increases arising from the earnings to which such Management members and employees have contributed;

(iii)    encouraging the achievement of the Company's corporate purposes; and

(iv)    aligning the interests of the Management members and employees of the Company or of companies belonging to the Pão de Açúcar Group with those of the Company's shareholders, thereby encouraging the performance of such professionals and ensuring their continuity in the management of the Pão de Açúcar Group.

b.         The way how the plan contributed to such goals

There are no changes in the Stock Option Plan with respect to this matter.

The Stock Option Plan contributes to the Company's goals by encouraging the alignment of its long- term interests and the interests of senior executives to achieve high performance and appreciation of the Company.

c.         How the plan fits into the company's compensation policy

There are no changes in the Stock Option Plan with respect to this matter.

The Company believes that by giving the Participants the possibility of acting as investors, it encourages that the performance of such Participants in the management of the Company is made with a view to creating value for the Company and its shareholders.

d.         How the plan aligns the interests of the Beneficiaries and the Company in the short, medium and long term

There are no changes in the Stock Option Plan with respect to this matter.

Through the Stock Option Plan, the Company seeks to stimulate improvement in its management, aiming at gains by commitment to long-term results. Improvement results and appreciation of shares issued by the Company, in turn, maximize the gains of Participants as investors together with the other shareholders of the Company.

4.         Estimate the Company's expenses resulting from the plan, according to the accounting rules that deal with this matter

The Company estimates that the expenses arising from the 2019 Stock Option Plan, according to the Technical Accounting Opinion CPC 10 (R1) of the Brazilian Committee of Accounting Standards approved by CVM Resolution No. 650 of December 16, 2010, which deals with the share-based payment, are in the amount of R$ 13,651,171.00.

It is worth highlighting that the aforementioned amount for future grants is only an estimate on this date, based on current market assumptions, which is subject to significant variations depending on the share price and its volatility and other variables set forth in the Stock Option Plan.

********************

Annex 3(B)II(b)

Description of the Equity Compensation Plan

(Appendix 13 of the CVM Instruction 481/09)

1.         Provide copy of proposed plan

The restated/consolidated version of such Equity Compensation Plan, reflecting the highlighted proposed changes, can be found in Annex 3(B)II(d) of this Proposal.

2.         Inform the main characteristics of the proposed plan, detailing:

a.         Potential beneficiaries

There are no changes in the Equity Compensation Plan with respect to this matter.

The Company's employees and Management members continue to be eligible to participate in the Equity Compensation Plan, and the employees and Management members of the companies belonging to the Pão de Açúcar Group who are considered as key executives ("Participants") can  also take part in such Equity Compensation Plan, all of which are subject to approval by the Company's Board of Directors or by the Company's Human Resources and Remuneration Committee (the "Committee"), as applicable.

b.         Maximum number of options to be granted

There are no changes in the Equity Compensation Plan with respect to this matter.

The maximum number of options to be granted is still limited to the maximum number of shares covered by the Equity Compensation Plan, as described in section 2(c) below. Each stock option will give the Participant the right to subscribe or acquire one (1) preferred share issued by the Company.

c.         Maximum number of shares covered by such Plan

There are no changes in the Equity Compensation Plan with respect to this matter.

The stock options granted under the Equity Compensation Plan may grant acquisition rights over a number of shares that do not exceed 2% (two percent) of the total number of preferred shares issued by the Company. The total number of shares issued or to be issued under the Equity Compensation Plan shall always comply with the Company's authorized capital limit, as the case may be, and is subject to adjustments due to split-ups, grouping, and bonuses.

d.         Acquisition conditions

There are no changes in the Equity Compensation Plan with respect to this matter.

The granting of stock options will be formalized by the signature between the Company and the Participant of the stock option agreement, which shall specify the total number of shares subject to the corresponding stock option, the term and conditions to effectively acquire to right to exercise the stock option, the conditions for such exercise, the acquisition price and the conditions for its payment, subject to the provisions of the Equity Compensation Plan (the "Equity Compensation Agreement").

For the purposes of such Equity Compensation Plan, the date of the deliberation made by the Committee of the series of options granted shall be the date on which such options shall be deemed to have been granted to the corresponding Participants, provided that every Participant, even if on a date subsequent to the date of deliberation by the Committee, have agreed to make part of the Equity Compensation Plan by formalizing the Equity Compensation Agreement (the "Date of Granting").

The Participant wishing to exercise its call options must inform the Company in writing during the Exercise Period (as defined in section 2(f) below) of its intention to do so, indicating the number of options such Participant wishes to exercise. Such information to the Company shall follow the model of the option exercise agreement attached to the corresponding Equity Compensation Agreement (the "Option Exercise Agreement").

The Participant may exercise its purchase options in whole or in part, on one or more occasions, provided that for each exercise the Participant must send the corresponding Option Exercise Agreement during the Exercise Period.

e.         Detailed criteria for setting the strike price

There are no changes in the Equity Compensation Plan with respect to this matter.

The exercise price of each stock option granted under this plan shall correspond to R$ 0.01 (one cent of Real) (the "Strike Price").

f.         Criteria for determining the term of exercise

There are no changes in the Equity Compensation Plan with respect to this matter.

The options granted to a Participant will not be able to be exercised for a period of 36 (thirty-six) months from the Date of Granting ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Date of Granting, and ends on the last day of the 42nd (forty-second) month from the Date of Granting (the "Exercise Period").

g.         Way of settling stock options

The Equity Compensation Plan sets forth that the Participant shall pay the total strike price, in cash, by means of a discount on the Participant's payroll, observing that the payment deadline will always be the 10th (tenth) day before the Share Acquisition Date. The required procedure required under the terms of the Equity Compensation Plan is as follows:

Up to the 30th (thirtieth) day of the month in which the Company receives the Option Exercise Agreement, the Company shall inform to the corresponding Participant in writing:

(i)                 the total strike price to be paid, resulting from the multiplication of the Exercise Price (as defined hereinbelow) by the number of options informed by the Participant in the Option Exercise Agreement;

(ii)               the date of delivery to the Participant of the shares subject to the exercise of such options, which shall occur after the by the Board of Directors approve the capital stock increase arising from the exercise of the corresponding options, within the authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Agreement ("Share Acquisition Date");

(iii)             the number of shares to be delivered to the Participant; and

(iv)             the period in which Participant shall pay the total exercise price, in cash, by means of a discount on the Participant's payroll, observing that the payment deadline will always be the 10th (tenth) day before the Date of Share Acquisition Date.

For the period of 180 (one hundred and eighty) days from the Share Acquisition Date, the Participant shall be prohibited from directly or indirectly selling, assigning, exchanging, transferring, conferring to the capital of another company, granting an option, or even entering into any act or agreement that results or may result in the direct or indirect sale, by any price or even free of charge, of all or any of the shares acquired by the exercise of the purchase option under the Compensation Plan.

h.         Criteria and events that, when found, will cause the suspension, change, or termination of the plan

There are no changes in the Equity Compensation Plan with respect to this matter.

Without prejudice to any provision to the contrary set forth in the Equity Compensation Plan, the options granted shall automatically terminate, and all effects thereof will cease to have effect for all legal purposes in the following cases:

(i)            through its full exercise, as set forth in section 6 of the Equity Compensation Plan, as described in sections 2(d), 2(f) and 2(g) above;

(ii)          after the expiration of the effective term of the stock option;

(iii)        upon the termination of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)        if the Company is dissolved, liquidated or declared bankrupt; or

(v)          in the cases provided for in section 9.2 of the Equity Compensation Plan.

In the event any Participant is severed whether by dismissal, for cause or not, resignation or removal from office, retirement, permanent disability or death, the rights entitled to such severed Participant under the Equity Compensation Plan may be extinguished or modified, subject to the provisions of section 9.2 of the Equity Compensation Plan.

If the number, type and class of shares existing on the date of approval of the Equity Compensation Plan are eventually changed as a result of bonuses, splits, reverse splits, conversion of shares of one kind or class into another or conversion into shares of other securities issued by the Company, the Committee shall be responsible for performing the corresponding adjustment in the number and class of shares subject to the options granted and on their corresponding strike price, in order to avoid distortions in the application of the Equity Compensation Plan.

3.         Justify the proposed plan, explaining:

a.         The main goals of the plan

The Equity Compensation Plan provides for the conditions for the Company to continue granting stock options to the Participants, having as purposes:

(i)                 attracting to and keeping in the Company (or, as the case may be, the companies belonging to the Pão de Açúcar Group) highly-skilled executives and professionals;

(ii)               providing for the participation of Management members and employees of the Company or, as the case may be, of companies belonging to the Pão de Açúcar Group in the Company's capital stock and in the equity increases arising from the earnings to which such Management members and employees have contributed;

(iii)             encouraging the achievement of the Company's corporate purposes; and

(iv)             aligning the interests of the Management members and employees of the Company or of companies belonging to the Pão de Açúcar Group with those of the Company's shareholders, thereby encouraging the performance of such professionals and ensuring their continuity in the management of the Pão de Açúcar Group.

b.         The way how the plan contributed to such goals

There are no changes in the Equity Compensation Plan with respect to this matter.

The Equity Compensation Plan contributes to the Company's goals by encouraging the alignment of its long-term interests and the interests of senior executives to achieve high performance and appreciation of the Company.

c.         How the plan fits into the company's compensation policy

There are no changes in the Equity Compensation Plan with respect to this matter.

The Company believes that by giving the Participants the possibility of acting as investors, it encourages that the performance of such Participants in the management of the Company is made with a view to creating value for the Company and its shareholders.

d.         How the plan aligns the interests of the Beneficiaries and the Company in the short, medium and long term

There are no changes in the Equity Compensation Plan with respect to this matter.

Through the Equity Compensation Plan, the Company seeks to stimulate improvement in its management, aiming at gains by commitment to long-term results. Improvement results and appreciation of shares issued by the Company, in turn, maximize the gains of Participants as investors together with the other shareholders of the Company.

4.         Estimate the Company's expenses resulting from the plan, according to the accounting rules that deal with this matter

The Company estimates that the expenses arising from the 2019 Equity Compensation Plan, according to the Technical Accounting Opinion CPC 10 (R1) of the Brazilian Committee of Accounting Standards approved by CVM Resolution No. 650 of December 16, 2010, which deals with the share-based payment, are in the amount of R$ 48,818,391.00.

********************

Annex 3(B)II(c)

Final Restated Version of the Stock Option Plan, Containing the Proposed Amendments STOCK OPTION PLAN

THIS STOCK OPTION PLAN for Shares issued by COMPANHIA BRASILEIRA DE

DISTRIBUIÇÃO (“Company”), approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24, 2015 and, later, at the Extraordinary General Meeting held on April 25, 2019 (“Plan”), provides for the general terms and grants the stock options for preferred shares issued by the Company under the terms of its By-laws and of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1                    PURPOSES

1.1              The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)                 To attract and to hold bound to the Company (or, as the case may be, to any further company that make part of Grupo Pão de Açúcar) executive and personal highly skilled;

(ii)               To enable that Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees share in Company’s capital and assets increase resulting from their contribution thereto;

(iii)             To promote the successful accomplishment of the Company purposes; and

(~~iii~~iv) To align the interests of Company’s managers and employees with those of the Company’s or companies’ that make part of Grupo Pão de Açúcar shareholders by this means, encouraging the performance of such employees and ensuring their continuity at Grupo Pão de Açúcar’s management.

2                    PARTICIPANTS

2.1              Employees and managers of the Company that are considered key-executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2              Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3                    MANAGEMENT OF THE PLAN

3.1              The Plan shall be managed by the Company’s Board of Directors, which ~~shall~~, upon due observance of the statutory limitations, created the Company's Human Resources and Compensation Committee ~~a committee specifically~~ intended inclusive to assist it in managing this Plan ~~or assign such functions to an already existing committee of the Company~~ (“Committee”).

3.2              The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3              Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)               Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)               Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)               Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)               Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)               Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)                Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)               Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)               Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

(i)                 Analyze special cases resulting from or related to this Plan; and

(j)                 Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4              In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5              The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4                    SHARES OF STOCK SUBJECT TO THIS PLAN

4.1              The stock options granted under the terms of the Plan may grant rights to purchase  applicable on a number of shares limited to two per cent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonuses.

4.2              For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3              The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4              Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, observed the restriction at item 6.5 herein, as well as any provision to the contrary set out by the Committee.

5                    GRANTING THE OPTION

5.1              Each series of stock options granted shall be identified with letter “C” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter C1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2              Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3              The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution of a stock option agreement between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.4              The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.5              Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.6              For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in items~~m~~ 5.~~4~~3 to 5.5 above (“Date of Granting”).

6                    EXERCISING THE OPTIONS

6.1              The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Date of Granting and ending on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

6.2              Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”).

6.2.1                           Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2                           Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3              By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)            The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)          The date of delivery of the shares subject to exercise of the options to Participants, which shall take place upon approval of the capital increase arising from the exercise of the respective options, by the Board of Directors, within the authorized capital, pursuant to the Bylaws~~within up to sixty (60) days from the date of~~ , upon receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)        The quantity of shares to be given to the Participant, in compliance with item 5.3. above; and

(iv~~ii~~) The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4              No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

6.5              Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Date of Acquisition of Shares, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

7                    OPTIONS EXERCISE PRICE

For each series of granting of options within the ambit of this Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at B3 S.A. – Brasil, Bolsa, Balcão~~BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros~~ before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

8                    END OF THE OPTION

8.1              Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)                 Upon their full exercise, under item 6;

(ii)               Following the lapse of the effectiveness of the stock option;

(iii)             Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)             If the Company is dissolved, liquidated or is declared bankrupt; or

(v)               In the situations under item 9.2 herein.

9                    END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1              In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2              If, at any time during effectiveness of the Plan, the Participant:

(i)                 Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(i)                 Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)               Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)             Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) ~~by virtue of retirement~~, voluntarily being retired in the course of the employment contract, within fifteen (15) days from the date of dismissal~~retirement~~, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(iv)             Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his expedition of the inventory, of the judicial order ~~death~~ or declaration of permanent incapacity, ~~as the case may be,~~issued by the National Social Security Institute, the Participant’s lawful and qualified heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

9.3              In the event that the Participant is transferred from the Company to another company of Grupo Pão de Açúcar, the Participant may exercise within 180 (one hundred and eighty) days counted from the transfer date the number of options calculated pro rata temporis in relation to the Waiting Period. If the Participant does not exercise the above-mentioned term, all non-exercised options will be automatically extinguished, in full, regardless of prior notice or notification, and without the right to any indemnification.

10                    EFFECTIVENESS OF THE PLAN

10.1              The Plan shall become effective as of the date of its approval by the Company´s

Shareholders’ Meeting and shall remain in force for indeterminate term, considering, however, that it may be extinct, suspended or amended, at any time, by the Board of Directors´ proposal approved at Shareholders General Meeting~~until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon~~.

11                    GENERAL PROVISIONS

11.1              Amendment, Suspension and Extinction of the Plan. It is the responsibility of the General Meeting to modify, suspend or terminate this Plan, especially in the occurrence of factors that may cause a significant change in the economic scenario, which may jeopardize the Company's financial situation.

11.2              Assignment. The exercise of the options granted hereunder are individual and non- transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.~~2~~ 3 Corporate Restructuring. The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate restructuring transactions involving control transfer, transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) anticipation of the Exercise Period, with extinction of the Waiting Period~~acquiring in advance the right to exercise the stock option~~,  so as to ensure the inclusion of the corresponding shares into the transaction at issue.

11.4 Adjustments. Should the number, type and class of the shares  existing  on  the  date  of approval of the Plan be altered as a result of bonuses, stock splits, reverse stock splits, conversion of shares from a type or class into another or conversion of shares involving other securities issued by the Company the Committee shall make the corresponding adjustment to the number and class of the shares subject to the options granted and their respective exercise price, in order to avoid distortions in applying the Plan.

11.3 5 Non-Interference. No provision of the Plan or stock option granted under the Plan shall  confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.4 6 Adhesion. Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.5 7 Omission. Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.6 8  Prevalence of Plan Provisions. Any option granted under the Plan shall be subject to all of  the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

11.9 Seat of Disputes. The district court of the City of São Paulo, State of São Paulo, is hereby elected, excluding any other, however privileged, to settle any disputes that may arise with respect to the Plan

********************

Annex (B)II(d)

Final Restated Version of the Equity Compensation Plan, containing the highlighted Proposed Amendments

EQUITY COMPENSATION PLAN BASED ON STOCK OPTION FOR SHARES ISSUED BY THE COMPANY

This Equity Compensation Plan based on Stock Option for Shares of Stock Issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), duly approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24, 2015 and, later, at the Extraordinary General Meeting held on April 25, 2019 (“Plan”), provides for the general terms for granting preferred stock option for shares of stock issued by the Company under its By-laws and Section 168, Paragraph 3, of Law No. 6404, of December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1           PURPOSES

1.1              The Plan sets forth the terms under which the Company shall grant stock options to its managers and employees, whose objectives are:

(i)                 To attract and to hold bound to the Company (or to any further company that make part of Grupo Pão de Açucar, as applicable) executive and personal highly skilled;

(ii)               To enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)             To peromote the successful accomplishment of the Company purposes; and

(iv)             To align the interests of Company’s (or of any further companies’ that make part of Grupo Pão de Açucar, as applicable) managers and employees with those of the Company’s shareholders, by this means, encouraging the performance of such employees and ensuring his continuity at Grupo Pão de Açúcar~~Company~~’s management.

2                    PARTICIPANTS

2.1              Employees and managers of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, that are considered key-executives of the Company are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2              Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3                    MANAGEMENT OF THE PLAN

3.1              The Plan shall be managed by the Company’s Board of Directors, which ~~shall~~, upon due observance of the statutory limitations, created the Company's Human Resources and Compensation Committee ~~a committee specifically~~ intended inclusive to assist it in managing this Plan ~~or assign such functions to an already existing committee of the Company~~ (“Committee”).

3.2              The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3              Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

a)      Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

b)      Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

c)      Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

d)      Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

e)      Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation; set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

f)       Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

g)      Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

h)      Analyze special cases resulting from or related to this Plan; and

i)        Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4              In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5              The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4                      SHARES OF STOCK SUBJECT TO THIS PLAN

4.1              The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (02%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split  and bonus.

4.2              For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3              The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4              Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, as well as any provision to the contrary set out by the Committee.

5                    GRANTING THE OPTION

5.1              Each series of stock options granted shall be identified with letter “B” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter B1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2              Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3              Company will promote the withholding of eventual taxes applicable under the terms of Brazilian Fiscal Law, deducting the number of shares given to the Participant an equivalent amount of the withheld taxes.

5.4              The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution thereof between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.5              The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement,

without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.6              Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.7              For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item items~~m~~ 5.4 to 5.6 above (“Granting Date”)).

6                    EXERCISING THE OPTIONS

6.1              The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

6.2              Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”.

6.2.1        Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2        Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3              By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)            The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)          The date of delivery of the shares subject to exercise of the options to Participants, which shall take place upon approval of the capital increase arising from the exercise of the respective options, by the Board of Directors, within the authorized capital, pursuant to the Bylaws~~within up to sixty (60) days from the date of~~ , upon receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)        The quantity of shares to be given to the Participant, in compliance with item 5.~~3~~4. above; and

(i)            The period in which the Participant shall pay the full price of the exercise, in national currency, by ~~check or by wire transfer to a bank account held by the Company~~ payroll discount of the Participant, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4              No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

7                    OPTIONS EXERCISE PRICE

7.1              The exercise price of each stock option, granted in connection with this plan, shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

8                    END OF THE OPTION

8.1              Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)            Upon their full exercise, under item 6;

(ii)          Following the lapse of the effectiveness of the stock option;

(iii)        Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)        If the Company is dissolved, liquidated or is declared bankrupt; or

(v)          In the situations under item 9.2 herein.

9                    END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1              In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2              If, at any time during effectiveness of the Plan, the Participant:

(i)            Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)          Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)          Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable),voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)          Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar~~Açucar~~, as applicable) ~~by virtue of retirement~~, voluntarily being retired in the course of the employment contract, within fifteen (15) days from the date of dismissal~~retirement~~, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)         Ends its relationship with the Company (or with any further company that make part of Grupo Pão de ~~Açucar~~Açúcar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his expedition of the inventory, of the judicial order ~~death~~ or declaration of permanent incapacity, ~~as the case may be,~~issued by the National Social Security Institute, the Participant’s lawful and qualified heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

9.3              In the event that the Participant is transferred from the Company to another company of Grupo Pão de Açúcar, the Participant may exercise within 180 (one hundred and eighty)  days counted from the transfer date the number of options calculated pro rata temporis in relation to the Waiting Period. If the Participant does not exercise the above-mentioned term, all non-exercised options will be automatically extinguished, in full, regardless of prior notice or notification, and without the right to any indemnification.

10.              EFFECTIVENESS OF THE PLAN

10.1          The Plan shall become effective as of the date of its approval by the Company´s Shareholders’ Meeting and shall remain in force for indeterminate term, considering, however, that it may be extinct, suspended or amended, at any time, by the Board of Directors´ proposal approved at Shareholders General Meeting~~until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon~~.

11.              GENERAL PROVISIONS

11.1          Amendment, Suspension and Extinction of the Plan. It is the responsibility of the General Meeting to modify, suspend or terminate this Plan, especially in the occurrence of factors that may cause a significant change in the economic scenario, which may jeopardize the Company's financial situation.

11.1 2 Assignment. The exercise of the options granted hereunder are individual and non- transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2 3 Corporate Restructuring. The granting of options under the Plan shall not  cause  the  Company to be prevented from taking part in corporate restructuring transactions involving control transfer, transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) anticipation of the Exercise Period, with extinction of the Waiting Period~~acquiring in advance the right to exercise the  stock option~~, so as to ensure the inclusion of the corresponding shares into the transaction at issue.

11.4 Adjustments. Should the number, type and class of the shares  existing  on  the  date  of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

11.3 5 Non-Interference. No provision of the Plan or stock option granted under the Plan shall  confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.4 6 Adhesion. Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.5 7 Omission. Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.6 8  Prevalence of Plan Provisions. Any option granted under the Plan shall be subject to all of  the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

11.9 Seat of Disputes. The district court of the City of São Paulo, State of São Paulo, is hereby elected, excluding any other, however privileged, to settle any disputes that may arise with respect to the Plan

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III.              PROPOSAL TO AMEND THE COMPANY'S BYLAWS

The Company's Management proposes to update Article 4 of the Company's Bylaws to reflect the increases in the Company's capital stock resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Annual and Extraordinary General Meeting held on April 27, 2018.

In compliance with article 11 of CVM Instruction 481/09, the Management hereby submits the following: (i) a report detailing the origin and justification of the proposed changes, with a comparative table between the current version and the amended proposal, in Annex 3(B)III(a); and (ii) the restated Bylaws, reflecting the proposed amendment, in Annex 3(B)III(b).

Annex 3(B)III(a)

Report detailing the origin and justification of the proposed amendment

Please find below the comparative table between the version currently in force and the proposed amendment of Article 4 of the Company’s Bylaws, pursuant to the submitted proposed amendment.

Current Wording	Proposed Wording	Compared Wording	Economic or Legal Effects

ARTICLE 4 - The Company Capital is R$ 6.822.494.376,45 (six billion, eight hundred twenty-two million, four hundred ninety-four thousand, three hundred seventy-six Brazilian Reais and forty-five cents), fully paid in and divided into 266.586.960 (two hundred sixty-six million, five hundred eighty-six thousand, nine hundred sixty) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand,  eight hundred fifty-one) are common shares and 166.907.109 (one hundred sixty-six million, nine hundred seven thousand, one hundred nine) are preferred shares.

ARTICLE 4 - The Company Capital is R$ 6.824.757.166,96 (six billion, eight hundred and twenty- four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents), fully paid in and divided into 266.853.582 (two hundred and sixty- six million, eight hundred fifty-three thousand, five hundred and eighty- two) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 167.173.731 (one hundred and sixty-seven million, one hundred and seventy-

three thousand, seven hundred and thirty-one) are preferred shares.

ARTICLE 4 - The Company Capital is R$ 6.824.757.166,96 (six billion, eight hundred and twenty- four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents), fully paid in and divided into 266.853.582 (two hundred and sixty- six million, eight hundred fifty-three thousand, five hundred and eighty- two) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 167.173.731 (one hundred and sixty-seven million, one hundred and seventy-

three thousand, seven hundred and thirty-one) are preferred shares.

Wording adjustment to reflect the Company’s capital stock increases resulting from the grant of the stock options, within the authorized capital limit, approved by the Board of Directors, during meetings held on April    26,    2018,   July   24,  2018,

October   25,   2018,   December  10,

2018 and February 20, 2019.

Annex 3(B)III(b)

Restated Bylaws, reflecting the proposed amendment

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) nº 47.508.411/0001-56 NIRE (Company Registration with the State Registry of Commerce) n° 35.300.089.901 Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a)   manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b)  international trade, including that involving coffee;

c)  importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d)    sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e)   sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f)  sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g)  rental of any recorded media;

h)  provision of photo, film and similar studio services;

i)   execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j)   acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k)  provision of data processing services;

l)  building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m)  use of sanitary products and related products;

n)  general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o)     communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p)  purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q)  performance of studies, analysis, planning and markets research;

r)  performance of market test for the launching of new products, packing and labels;

s)  creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t)   provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u)  lease and sublease of its own or third-party furnishings;

v)  provision of management services;

w)   representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x)  agency, brokerage or intermediation of coupons and tickets;

y)  services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general;

z)  provision of services in connection with parking lot, stay and the safeguard of vehicles;

aa) import of beverages, wines and vinegars;

bb) sale of seeds and deedlings;

cc) trade of telecommunications products; and

dd) importation, distribution and commercialization of toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II - CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is R$ 6.824.757.166,96 (six billion, eight hundred and twenty- four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents), fully paid in and divided into 266.853.582 (two hundred and sixty-six million, eight hundred fifty-three thousand, five hundred and eighty-two) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 167.173.731 (one hundred and sixty-seven million, one hundred and seventy-three thousand, seven hundred and thirty-one) are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a)  priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b)  priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c)   participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d)   participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III - GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 - The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company.

ARTICLE 9 - The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by any of the Board of Directors Co-Vice-Chairmen or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I.  the amendment to the Company's Bylaws;

II.  the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

IV.  the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V.   the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI.  the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII.  the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII.   the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X.  the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval  of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV – MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I
Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice- Chairmen, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Meeting for the appointment of a new Chairman, until its respective investiture.

Third Paragraph - In the event of vacancy or impediment of any of Co-Vice-Chairman, such position shall remain vacant until the General Meeting that decides on the appointment of a new Co-Vice- Chairman of the Board of Directors.

Fourth Paragraph – In the event of absence of the Chairman, the board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in §4 of Article 14.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e- conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a)  set forth the general guidelines of the Company's business;

b)  appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c)  supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d)  call the General Shareholders' Meeting;

e)   issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f)   approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g)     appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h)   issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i)   authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j)   develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k)    define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l)   set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m)  set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n)  approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o)  approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an  individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p)   approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00  (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this  Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II
Management’s Auxiliary Bodies

ARTICLE 19 - The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, subject to the provisions of Article 21 and the Chapter V of these Bylaws.

Sole Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a)  death or resignation;

b)  unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c)  a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a)   propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b)   review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c)   Review the quarterly financial information and the periodic financial statements prepared by the Company;

d)   assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e)   provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f)   provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III - Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14)  members,  shareholders  or  not,  resident  in  Brazil,  appointed  and  removed  by  the  Board  of

Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a)   in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b)  in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I  - manage the Company’s business and ensure compliance with these bylaws;

II  – ensure that the Company’s purpose is duly performed;

III   - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of  Directors;

IV   - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V   – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI  – suggest investment and operating plans or programs to the Board of Directors;

VII  - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX  - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a)  plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b)   carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c)  call and install the meetings of the Executive Board;

d)    coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e)   suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two

(2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of  any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of- attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a)  jointly by two Executive Officers;

b)  jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c)   jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d)   solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V - FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI - CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII
PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I   - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II  - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III  - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV  - the remaining net profits shall have the following destination:

a)  5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b)   amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c)  25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d)  the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a)  the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b)  the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c)  the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII - LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX - FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 26, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.